Filed Pursuant to Rule 424(b)(5)
Registration Statement 333-183292

PROSPECTUS

GREENHUNTER ENERGY, INC.

$12,200,000

10% Series C Cumulative Preferred Stock

Common Stock

This prospectus amends and restates the prospectus filed with the SEC on December 11, 2012, pursuant to Rule 424(b)(5) under the Securities Act of 1933, as amended, which we refer to as the Securities Act. This prospectus amends the prospectus filed on December 11, 2012 to, among other things, reflect that the prospectus now additionally relates to the issuance and sale of our common stock as described in this prospectus. This prospectus relates to the issuance and sale of our common stock and our 10% Series C Cumulative Preferred Stock, which we refer to as our Series C Preferred Stock, from time to time having an aggregate offering price of up to $12,200,000 through MLV & Co., as our sales manager. This prospectus also covers any shares of our common stock, par value $0.001 per share, that may be issued upon the conversion of the Series C Preferred Stock as more fully described herein. Sales of our common stock and our Series C Preferred Stock, if any, will be made in accordance with the terms of a sales agreement between MLV & Co. and us. A copy of the sales agreement has been filed as an exhibit to our Current Report on Form 8-K filed with the Securities and Exchange Commission on December 11, 2012. You should read this prospectus, particularly the “Risk Factors” beginning on page A-5, and any supplement carefully before you invest. We also encourage you to read the documents to which we have referred you in the “Where You Can Find More Information” section of this prospectus for information on us and for our financial statements.

Our Series C Preferred Stock is listed on the NYSE MKT under the symbol “GRH.PRC”, and our common stock is listed on the NYSE MKT under the symbol “GRH”. On December 19, 2012, the last reported sales price of our Series C Preferred Stock on the NYSE MKT was $19.70 per share, and on the same date, the last reported sales price of our common stock on the NYSE MKT was $1.81 per share. Subject to the terms of applicable notices requesting the placement of shares of our common stock and our Series C Preferred Stock by MLV & Co., MLV & Co. may sell shares of our common stock and our Series C Preferred Stock by any method permitted by law deemed to be an “at-the-market” offering as defined in Rule 415 of the Securities Act including without limitation sales made directly on or through the NYSE MKT, on any other existing trading market for the shares or to or through a market maker other than on an exchange, or by any other method permitted by law including in negotiated transactions at market prices prevailing at the time of sale. MLV & Co. will make all sales using commercially reasonable efforts consistent with its normal sales and trading practices on mutually agreed upon terms between MLV & Co. and us.

The Company is to pay to MLV & Co. in cash, upon each sale of shares of our common stock or shares of our Series C Preferred Stock pursuant to the sales agreement, up to 6.0% of the gross proceeds per share from each sale. The net proceeds from any sales under this prospectus will be used as described under “Use of Proceeds” in this prospectus. In connection with the sale of our common stock and our Series C Preferred Stock on our behalf, MLV & Co. is an “underwriter” within the meaning of the Securities Act, and the compensation of the sales manager constitutes underwriting commissions. We have agreed to provide indemnification and contribution to MLV & Co. against certain liabilities, including liabilities under the Securities Act.

The aggregate market value of our outstanding voting and non-voting common equity held by non-affiliates is $36,620,321 based on 32,278,133 shares of outstanding common stock, of which 16,356,254 shares are held by affiliates, and a price of $2.30 per share, which was the last reported sale price of our common stock on the NYSE MKT on October 31, 2012. As of the date of this prospectus, we have sold securities in an aggregate offering amount of $6,344,274 pursuant to General Instruction I.B.6. of Form S-3 during the prior 12 calendar month period that ends on, and includes, the date of this prospectus, which amount is included in the $12,200,000 covered by this prospectus.

Investing in our securities involves risks. Risks associated with any investment in our securities will be described in the applicable prospectus supplement and certain of our filings with the Securities and Exchange Commission, as described in “Risk Factors” on page A-5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 20, 2012

The registration statement containing this prospectus, including the exhibits to the registration statement, provides additional information about us and the securities offered under this prospectus. The registration statement, including the exhibits and the documents incorporated herein by reference, can be read on the Securities and Exchange Commission website or at the Securities and Exchange Commission offices mentioned under the heading “Where You Can Find More Information.” All references to “GreenHunter,” “the Company,” “we,” “our,” “us” and similar terms refer to GreenHunter Energy, Inc. and its consolidated subsidiaries unless otherwise stated or the context otherwise requires.

ABOUT THIS PROSPECTUS

This prospectus relates to an offering of our common stock and our 10% Series C Preferred Stock, or the Series C Preferred Stock. Before buying any of our common stock or the Series C Preferred Stock that we are offering, we urge you to carefully read this prospectus, together with the information incorporated by reference as described under the headings “Where You Can Find More Information” and “Incorporation by Reference” in this prospectus. These documents contain important information that you should consider when making your investment decision.

This prospectus describes the specific terms of the common stock and the Series C Preferred Stock we are offering and the common stock issuable upon conversion of the Series C Preferred Stock in certain circumstances, and also adds to, and updates information contained in the documents incorporated by reference into this prospectus. To the extent there is a conflict between the information contained in this prospectus, on the one hand, and the information contained in any document incorporated by reference into this prospectus that was filed with the Securities and Exchange Commission, or SEC, before the date of this prospectus, on the other hand, you should rely on the information in this prospectus. If any statement in one of these documents is inconsistent with a statement in another document having a later date — for example, a document incorporated by reference into this prospectus — the statement in the document having the later date modifies or supersedes the earlier statement.

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor does this prospectus constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus is accurate on any date subsequent to the date set forth on the front of the document or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus is delivered or securities are sold on a later date.

Our principal executive offices are located at 1048 Texan Trail, Grapevine, Texas 76051, and our telephone number is (972) 410-1044. Our web site is www.greenhunterenergy.com. Information contained on or accessible through our web site does not constitute part of this prospectus.

In this prospectus, unless the context requires otherwise, references to the terms “the Company”, “we”, “us”, “our” or similar references, refer to GreenHunter Energy, Inc. and its wholly-owned subsidiaries on a consolidated basis, unless we state or the context requires otherwise. Unless otherwise stated, currency amounts in this prospectus and any prospectus supplement are stated in United States dollars.

ABOUT GREENHUNTER ENERGY, INC.

GreenHunter was incorporated in the State of Delaware on June 7, 2005 and was intended to be the first publicly traded renewable energy company based in the United States that provided investors a portfolio of diversified assets in the alternative energy sector. Our original business plan was to acquire businesses, develop projects and operate assets in the renewable energy sectors of biomass, biodiesel, wind, solar, geothermal and clean water. We intended to become a leading provider of clean energy products offering residential, business and industrial customers the opportunity to purchase and utilize clean energy generated from renewable sources. Headquartered in Grapevine, Texas, we were formed with the aim of changing the way power and renewable energy fuels are produced and ultimately distributed.

We have recently implemented a new business strategy of focusing on the water resource management business as it relates specifically to the oil and gas industry. We have assembled a suite of water management products and services and market them under the Total Water Management Solutions™ brand which we describe in further detail below. It is our intention to develop water solutions needed for shale or “unconventional” oil and gas exploration, which will likely include salt water disposal wells, water recycling technologies, trucking and advanced fluids logistics solutions, water storage tank equipment and rental, environmental clean-up services and fresh water procurement.

As part of this new strategic initiative, we have recently closed and entered into definitive agreements to acquire or lease acreage in the Marcellus and Utica, Mississippian, Eagle Ford, and Bakken Shale areas located in Appalachia, Oklahoma, South Texas and Eastern Montana, respectively. We own and operate commercial water service facilities in Appalachia and Oklahoma and we have the intention of developing additional commercial water service facilities on the aforementioned properties. In addition, we have deployed a modular above-ground temporary water storage system in the Marcellus Shale and have installed and operated an onsite semi-portable water treatment facility in this region. In response to requests from current and prospective customers, we have designed and engineered and are fabricating a proprietary next-generation large format modular above-ground water storage system. We have also deployed a proprietary tracking system that provides cradle-to-grave manifest tracking of oilfield water waste streams and we are evaluating or license new technologies to treat water and other fluids associated with the production of oil and natural gas for reuse.

Hydraulic Fracturing

Recent improvements in drilling and completion technologies have unlocked large reserves of hydrocarbons in multiple unconventional resources plays in North America. These new drilling methods often involve a procedure called hydraulic fracturing or hydrofracking. This process involves the injection of large amounts of water, sand and chemicals under high pressures into rock formations to stimulate production. Because the water has been in contact with hydrocarbon-bearing formations, it contains some of the chemical characteristics of the formations and the hydrocarbons. The physical and chemical properties of produced water vary considerably depending on the geographic location of the field, the geologic formation, and the type of hydrocarbon product being produced.

GreenHunter Water, LLC, or GreenHunter Water, our wholly-owned subsidiary, is focused on water resource management specifically as it pertains to the unconventional oil and natural gas shale resource plays with current business operations in the Appalachian, Oklahoma and South Texas basins. GreenHunter Water is committed to providing a very broad range of solutions to address producers’ current needs and is built upon an identified need in the oilfield, to deliver a Total Water Management Solution™ to our customer base through long term agreements. Our Total Water Management Solutions™ are custom developed to meet producers’ water resource planning needs. These solutions include owning and operating saltwater disposal facilities, fluids handling and hauling, frac tank rentals, mobile water treatment technologies and remote asset tracking to provide as value added services to our customers.

Disposal Wells

Typically, shale wells produce significant amounts of water that, in most cases, require disposal. Producers often remove the water in trucks for proper disposal in approved facilities. GreenHunter Water owns and operates salt water disposal facilities located in Ohio, West Virginia and Oklahoma and is planning to develop salt water disposal facilities in South Texas and Montana to service the Marcellus, Utica Anadarko, Eagle Ford and Bakken Shale plays, respectively. We have identified additional locations for water service and disposal facilities in the Appalachia and South Texas regions and are in various stages of negotiations with the owners of these properties for purchase or lease and are in various stages of permitting these facilities.

Fluids Handling and Hauling

Produced water and frac-flowback is hauled from its origin at the oilfield tank battery or drilling pad to the disposal location via truck transport. In addition to hauling fluids by truck, we are exploring various alternative means of water transport that include temporary and permanent above-ground or below-ground pipeline systems, and the use of rail and barge transport. GreenHunter Water has identified water hauling capacity as a constrained resource in our target areas of operation and we are actively pursuing contracts for this service as part of our Total Water Management Solutions portfolio offering.

Equipment and Tank Rentals

GreenHunter Water has a large variety of equipment and tanks for rental. GreenHunter Water recently purchased new equipment to be used to service a new long term contract to haul and dispose produced water for several major oil companies that control significant mineral leasehold acreage positions in the Marcellus and Utica Shale plays located in Pennsylvania, West Virginia and Ohio.

Frac-Cycle™

Frac-Cycle is the general name for our water treatment service. We use a technology agnostic approach to treat oilfield water. Due to the unique characteristics of water from different shale plays and unique flow-back within a single basin, GreenHunter Water, in consultation with operators, has determined that no one water reuse system is ideal for all areas. We have evaluated multiple technologies and selected those that provide cost-effective solutions for the desired level of treatment for the operator’s needs. While most operators are targeting a clean brine output, Frac-Cycle’s flexible design allows the user to take in flow-back or produced water and recycle to either clean brine or fresh water. Recycled water can be used in subsequent frac jobs and in some cases an NPDES permit can be obtained to discharge fresh water into a stream.

RAMCAT™

RAMCAT (Remote Access Management Compliance Asset Tracking) by GreenHunter Water is a cutting-edge, well-head management system and compliance tool that bundles a unique combination of proprietary software, advanced hardware and industry-standard communications technologies to provide an extremely powerful, effective and user-friendly method for remote activity observation via a web-based portal for management of well-head fluids. RAMCAT includes online data monitoring which provides oil and natural gas producers near real-time dynamic information on fluid levels, tank temperature, recent transactions, date and time of on-load and off-load, truck and driver identification, H2S and critical condition alarms, battery voltage, and more. The RAMCAT™ system enables closed-loop accountability of all well-head produced water and offers best-in-class environmental and regulatory compliance.

MAG Tank™

We have contracted with an engineering firm to finalize the design of and modifications to our proprietary modular above ground MAG Tank™ product line and we are in the process of fabricating our first full-sized tank. Based on feedback from our customer base, we understand that a single tank size is not adequate, so we have worked with multiple consultants and engineering groups to design a flexible footprint for the MAG Tank™ allowing a larger variety of storage capacities and tank lay outs.

Marketplace Opportunity

Unconventional hydrocarbon production continues to grow as a percentage of all domestic onshore production in the United States. In almost all cases, water disposal will be an associated by-product of this production. Currently, producers can either manage their own water disposal and facilities, or they can contract with third party service providers. Based upon our industry research, we do not believe that there is any one third party water pure-play company that would account for meaningful market share in any of the basins we are currently operating or targeting to provide our services. Furthermore, given the smaller independent nature of most third-party service providers, we believe that they may face more obstacles in meeting ever-changing regulatory requirements. In addition, most producers view water disposal for what it is, a by-product of their primary business of producing hydro-carbons. As a result, we believe that if we can demonstrate a complete water management/disposal product offering in multiple basins, we could position GreenHunter to become a true service provider to larger producers operating across multiple basins as a one-stop solution.

Customers and Contracts

The amount of water that can be disposed of in any one facility is dependent upon both regulatory permits, as well as the ability of the underground, geologic formation to accept or absorb the waste water. As a result, the amount of waste water that GreenHunter will be able to dispose of at any one time will be finite. We expect as a result, that we will enter into long-term disposal contracts with producers whereby we will assure them as certain amount of disposal capacity for their utilization. Our goal would be to enter into take-or-pay contracts whereby we provide a certain amount of disposal capacity that is paid for by the producer, whether they actually utilize that capacity or not. As a result, we believe that we could enter into long-term contracts with a certain level of assured revenue in addition to sales of our products and services in the spot market.

In addition, based upon disposal capacity versus demand for our services, we anticipate that we could enter contracts subject to us being able to increase our disposal capacity through additional acquisition, or disposal well drilling. In this scenario, we would have a comfort level as to the potential revenue and profit to be recognized prior to undertaking any capital expenditure, thereby reducing its growth risk.

As a customer base is secured, with long-term disposal contracts, we anticipate that we will be able to broaden our product offering to increase our net revenue per barrel through the various other services that we provide.

Other Assets and Business Opportunities

Other than the above-discussed assets for our new water resource management initiative, our assets primarily consist of a biomass power plant located in unincorporated Imperial County, California, which we refer to as the biomass facility.

We own one office building comprising 10,100 usable square feet of space located in Grapevine, Texas for use as our corporate headquarters.

On July 8, 2010, Hunter Disposal acquired a lease covering 98 acres, more or less, in Noble County, Ohio. The lease term is for three years and for so long thereafter as the property is operated for the purpose of injecting salt water.

On June 11, 2010, Hunter Disposal acquired a lease covering 43.365 acres, more or less, in Noble County, Ohio. The lease term is for three years and for so long thereafter as the property is operated for the purpose of injecting salt water.

Recent Developments

On November 26, 2012, our common shareholders duly authorized and approved a proposal to ratify certain restricted stock grants to our independent board members and to our officers.

Our independent directors, Ronald D. Ormand, Ronald H. Walker, and Roy E. Easley, will receive the following amounts of restricted common shares of the Company in lieu of receiving their cash retainer fees for 2011 and the first three quarters of 2012: Ronald D. Ormand will receive 53,327 shares, Ronald H. Walker will receive 53,327 shares, and Roy E. Easley, elected February 14, 2012, will receive 20,486 shares.

For various acts of financial credit support which Gary C. Evans, our chairman and chief executive officer, rendered on behalf of the Company during fiscal years 2010 and 2011, our board of directors granted Mr. Evans $1 million in restricted common stock of the Company with the number of restricted common shares to be issued to Mr. Evans to be based upon the Company’s closing stock price on the NYSE MKT at the close of business on April 5, 2011. The number of common shares issued is 1,111,111.

Certain officers of the Company, specifically Mr. Evans, Jonathan D. Hoopes, our president and chief operating officer, Morgan F. Johnston, our senior vice president, general counsel and secretary, and David S. Krueger, our vice president and chief financial officer, elected to take a portion of their deferred compensation in restricted common shares of the Company. Pursuant to each officer’s election, the officers were granted the following shares of restricted common stock: Mr. Evans (214,359 shares), Mr. Hoopes (7,035 shares), Mr. Johnston (5,868 shares), and Mr. Krueger (31,645 shares).

In addition, on November 26, 2012, our stockholders approved an increase in the authorized number of shares of our Series C Preferred Stock from 2 million shares to 5 million shares.

On December 14, 2012, we sold 300,000 shares of our Series C Preferred Stock at an offering price of $21.00 per share. The shares of Series C Preferred Stock were sold pursuant to the sales agreement, dated December 11, 2012, between us and MLV & Co., which governs sales of our common stock and Series C Preferred Stock under this prospectus.

RISK FACTORS

An investment in our securities involves many risks. You should carefully consider the following risks and all of the other information contained in this prospectus and in the documents incorporated by reference herein before making an investment decision. In evaluating our company, the factors described below should be considered carefully. The risks and uncertainties described in this prospectus and the documents incorporated by reference herein are not the only ones facing us. Additional risks and uncertainties that we do not presently know about or that we currently believe are not material may also adversely affect our business. If any of the risks and uncertainties described in this prospectus or the documents incorporated by reference herein actually occur, our business, financial condition and results of operations could be adversely affected in a material way. Additional risks related to us and our securities may be included in our other filings with the SEC.

Risks Related to Our Business

We have continued to experience losses from our ongoing operations and we have doubts about our ability to continue as a going concern.

We are dependent upon our ability to obtain sufficient funding to continue our development and operational activities. The ability to achieve profitable operations is in direct correlation to our ability to raise sufficient funding. It is important to note that even if the appropriate funding is received, there is no guarantee that we will ever be able to operate profitably or derive any significant revenues from our operations. We will be required to raise additional funding to fully implement our entire business plan. Our financial position has been adversely affected by our lack of working capital and the overall deterioration across all capital markets. We have continued to experience losses from our ongoing operations and have doubts about our ability to continue as a going concern.

We have a limited operating history, and our business may not be as successful as we envision.

We are in an early stage of our current business plan. We have a limited operating history with respect to the construction and operation of water management facilities for “unconventional” oil and gas exploration and production activities. Our limited operating history makes it difficult for potential investors to evaluate our business. Therefore, our proposed operations are subject to all of the risks inherent in the initial expenses, challenges, complications and delays frequently encountered in connection with the formation of any new business, as well as those risks that are specific to the water management industry in general. Investors should evaluate an investment in our company in light of the problems and uncertainties frequently encountered by companies attempting to develop markets for new products, services and technologies. Despite our best efforts, we may never overcome these obstacles to achieve financial success.

Our business is speculative and dependent upon the implementation of our new business strategy, as well as our ability to enter into agreements with third parties for necessary financing for the construction of facilities related to our water management operations. There can be no assurance that our efforts will be successful or result in revenue or profit. There is no assurance that we will generate significant revenues or that our investors will not lose their entire investment.

We have significant debt that could adversely affect our financial health and prevent us from fulfilling our obligations.

We have a relatively high amount of indebtedness. As of September 30, 2012, we had total indebtedness of approximately $9.5 million. Because we must dedicate a substantial portion of our cash flow from operations to the payment of interest on our debt, that portion of our cash flow is not available for other purposes. In addition, our ability to obtain additional financing in the future may be impaired by our leverage and existing debt covenants. Our indebtedness could result in the following:

•	Make it more difficult for us to satisfy our obligations;

•	Increase our vulnerability to general adverse economic and industry conditions;

•

require us to dedicate a portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate expenditures;

•	force us to sell assets or seek additional capital to service our indebtedness, which we may be unable to do at all or on terms favorable to us;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a disadvantage compared to our competitors that have less debt; and

•	limit our ability to borrow additional funds.

We are dependent upon our key personnel.

Our operations and financial success will significantly depend on our managerial personnel. Our managerial personnel have the right to make all decisions with respect to management and operation of our business and affairs. We are dependent on our executive officers and key personnel and our ability to attract and retain qualified personnel. Our profitability could be adversely affected if we lose members of our management team. Other than an employment agreement with Mr. Hoopes, our President and Chief Operating Officer, we have not entered into any employment agreements with any of our management personnel nor have we obtained “key man” life insurance on any of their lives. Further, our officers’ and directors’ allocation of their time to other business interests could have a negative impact on our ability to achieve our business objectives. All of our officers are required to commit their full work hour time to our business affairs, with the exception of Gary C. Evans, our Chairman and Chief Executive Officer, and David S. Krueger, our Chief Financial Officer. Mr. Evans is the chairman and chief executive officer at Magnum Hunter Resources Corporation, and Mr. Krueger is also employed by Magnum Hunter Resources Corporation (although Mr. Kruegers employment is expected to terminate on December 31, 2012).

We may not be able to meet our capital requirements.

Capital expenditures to build and operate our water management facilities, hiring qualified management and key employees, complying with licensing, registration and other requirements, maintaining compliance with applicable laws, production and marketing activities, administrative requirements, such as salaries, insurance expenses and general overhead expenses, legal compliance costs and accounting expenses will all require a substantial amount of additional capital and cash flow. Our subsidiary, GreenHunter Water, has identified water hauling capacity as a constrained resource in our target areas of operations and we are actively pursuing contracts for this service as part of our Total Water Management Solutions portfolio offering. Our ability to generate revenues in this market is dependent our ability to source capital for expansion, hire and train operating personnel and maintain our fleet of equipment so it is available when needed.

We will be required to pursue sources of additional capital through various means, including joint venture projects, which may include a profit sharing component, debt financing, equity financing or other means. There is no assurance that we will be successful in locating a suitable financing or strategic business combination transaction in a timely fashion or at all. In addition, there is no assurance that we will be successful in obtaining the capital we require by any other means. Future financings through equity investments are likely, and these are likely to be dilutive to the existing stockholders as we issue additional shares of common stock to investors in future financing transactions and as these financings trigger anti-dilution adjustments in existing equity-linked securities. Also, the terms of securities we issue in future capital transactions may be more favorable for our new investors. Further, we may incur substantial costs in pursuing future capital or financing, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we may issue, such as convertible notes and warrants, which may adversely affect our financial results.

Our ability to obtain needed financing may be impaired by such factors as the capital markets, both generally and specifically in the renewable energy and water management industry, and the fact that we are a new enterprise without a proven operating history. Some of the contractual arrangements governing our operations may require us to maintain minimum capital, and we may lose our contract rights if we do not have the required minimum capital. If the amount of capital we are able to raise from financing activities, together with our revenues from any future operations, are not sufficient to satisfy our capital needs, even to the extent that we reduce our operations accordingly, we may be required to cease operations.

Risks Related to Our Water Management Business

We are subject to United States federal, state and local regulations regarding issues of health, safety, transportation, and protection of natural resources and the environment. Under these regulations, we may become liable for penalties, damages or costs of remediation. Any changes in laws and government regulations could increase our costs of doing business.

Federal and state legislation and regulatory initiatives relating to hydraulic fracturing are expected to result in increased costs and additional operating restrictions for oil and gas explorers and producers. Congress is currently considering legislation to amend the federal Safe Drinking Water Act to require the disclosure of chemicals used by the oil and natural gas industry in the hydraulic fracturing process. Sponsors of two companion bills, which are currently pending in the House Energy and Commerce Committee and the Senate Committee on Environment and Public Works Committee have asserted that chemicals used in the fracturing process could adversely affect drinking water supplies. The proposed legislation would require the reporting and public disclosure of chemicals used in the fracturing process, which could make it easier for third parties opposing the hydraulic fracturing process to initiate legal proceedings based on allegations that specific chemicals used in the fracturing process could adversely affect groundwater. In addition, this legislation, if adopted, could establish an additional level of regulation at the federal level that could lead to operational delays or increased operating costs and could result in additional regulatory burdens for oil and natural gas operators. Several states are also considering implementing, or in some instances, have implemented, new regulations pertaining to hydraulic fracturing, including the disclosure of chemicals used in connection therewith. The adoption of any future federal or state laws or implementing regulations imposing reporting obligations on, or otherwise limiting, the hydraulic fracturing process would make it more difficult and more expensive to complete new wells in the unconventional shale resource formations and increase costs of compliance and doing business for oil and natural gas operators. As a result of such increased costs, or results of operations could be negatively affected.

Our water management operations are subject to other United States federal, state and local laws and regulations relating to protection of natural resources and the environment, health and safety, waste management, and transportation and disposal of produced-water and other materials. For example, our water management business segment is expected to include disposal into injection wells that could pose some risks of environmental liability, including leakage from the wells to surface or subsurface soils, surface water or groundwater. Liability under these laws and regulations could result in cancellation of well operations, fines and penalties, expenditures for remediation, and liability for property damage and personal injuries. Sanctions for noncompliance with applicable environmental laws and regulations also may include assessment of administrative, civil and criminal penalties, revocation of permits and issuance of corrective action orders.

Failure to comply with these laws and regulations could result in the assessment of administrative, civil or criminal penalties, imposition of cleanup and site restoration costs and liens, revocation of permits, and, to a lesser extent, orders to limit or cease certain operations. In addition, certain environmental laws impose strict and/or joint and several liability, which could cause us to become liable for the conduct of others or for consequences of our own actions that were in compliance with all applicable laws at the time of those actions.

Demand for our water management services is substantially dependent on the levels of expenditures by the oil and gas industry. A substantial or an extended decline in oil and gas prices could result in lower expenditures by the oil and gas industry, which could have a material adverse effect on our financial condition, results of operations and cash flows.

Demand for our water management services depends substantially on the level of expenditures by the oil and gas industry for the exploration, development and production of oil and natural gas reserves. These expenditures are generally dependent on the industry’s view of future oil and natural gas prices and are sensitive to the industry’s view of future economic growth and the resulting impact on demand for oil and natural gas. Declines, as well as anticipated declines, in oil and gas prices could also result in project modifications, delays or cancellations, general business disruptions, and delays in, or nonpayment of, amounts that are owed to us. These effects could have a material adverse effect on our results of operations and cash flows.

The prices for oil and natural gas have historically been volatile and may be affected by a variety of factors, including the following:

•	demand for hydrocarbons, which is affected by worldwide population growth, economic growth rates and general economic and business conditions;

•	the ability of the Organization of Petroleum Exporting Countries, or OPEC, to set and maintain production levels for oil;

•	oil and gas production by non-OPEC countries;

•	the level of excess production capacity;

•	political and economic uncertainty and sociopolitical unrest;

•	the level of worldwide oil and gas exploration and production activity;

•	the cost of exploring for, producing and delivering oil and gas

•	technological advances affecting energy consumption; and

•	weather conditions.

The oil and gas industry historically has experienced periodic downturns. A significant downturn in the oil and gas industry could result in a reduction in demand for our water management services and could adversely affect our financial condition, results of operations and cash flows.

Federal and state legislative and regulatory initiatives related to hydraulic fracturing could result in operating restrictions or delays in the completion of oil and natural gas wells that may reduce demand for our water management activities and could adversely affect our financial position, results of operations and cash flows.

Hydraulic fracturing is a commonly used process that involves using water, sand, and certain chemicals to fracture the hydrocarbon-bearing rock formation to allow flow of hydrocarbons into the wellbore. The federal Energy Policy Act of 2005 amended the Underground Injection Control provisions of the federal Safe Drinking Water Act to exclude hydraulic fracturing from the definition of “underground injection” and associated permitting requirements under certain circumstances. However, the repeal of this exclusion has been advocated by certain advocacy organizations and others in the public. Legislation to amend the SDWA to repeal this exemption and require federal permitting and regulatory control of hydraulic fracturing, as well as legislative proposals to require disclosure of the chemical constituents of the fluids used in the fracturing process, were proposed in recent sessions of Congress. Similar legislation could be introduced in the current session of Congress or at the state level. Scrutiny of hydraulic fracturing activities continues in other ways, with the U.S. Environmental Protection Agency, or the EPA, having commenced a study of the potential environmental impacts of hydraulic fracturing, the results of which are anticipated to be available by late 2012. In 2010, a committee of the U.S. House of Representatives undertook investigations into hydraulic fracturing practices, including requesting information from various field services companies. The U.S. Department of the Interior has announced that it will consider regulations relating to the use of hydraulic fracturing techniques on public lands and disclosure of fracturing fluid constituents. In addition, some states and localities have adopted, and others are considering adopting, regulations or ordinances that could restrict hydraulic fracturing in certain circumstances, or that would impose higher taxes, fees or royalties on natural gas production. Moreover, public debate over hydraulic fracturing and shale gas production has been increasing and has resulted in delays of well permits in some areas.

Increased regulation and attention given to the hydraulic fracturing process could lead to greater opposition, including litigation, to oil and natural gas production activities using hydraulic fracturing techniques. Additional legislation or regulation could also lead to operational delays or increased operating costs in the production of oil and natural gas, including from the developing shale plays, incurred by our customers or could make it more difficult to perform hydraulic fracturing. The adoption of any federal, state or local laws or the implementation of regulations or ordinances regarding hydraulic fracturing could potentially cause a decrease in the completion of new oil and natural gas wells and an associated decrease in demand for our water management activities, which could adversely affect our financial position, results of operations and cash flows.

We currently do not have the necessary technology for the treatment of water used in the hydraulic fracturing process and will need to acquire or license such technology prior to expanding our operations into this area.

Although we have begun to enter into agreements relating to water management activities for use in the oil and gas industry, we currently do not have the necessary technology for the treatment of water used in the hydraulic fracturing process. We will need to acquire or license such technology prior to entering into this segment of our contemplated future operations. There can be no assurance that we will be able to obtain or license such technology at all or on terms favorable to us. The failure to obtain such technology could have a material adverse effect on us and could restrict our ability to successfully enter into the water treatment business.

Adverse weather conditions, natural disasters, droughts, climate change, and other adverse natural conditions can impose significant costs and losses on our business.

Our ability to provide water management operations is subject to the availability of water, which is vulnerable to adverse weather conditions, including extended droughts and temperature extremes, which are quite common, but difficult to predict and may be influenced by global climate change. This risk is particularly true with respect to regions where oil and gas operations are significant. In extreme cases, entire operations may be unable to continue without substantial water reserves. These factors can increase costs, decrease revenues and lead to additional charges to earnings, which may have a material adverse effect on our business, results of operations and financial condition.

Salt water injection wells potentially may create earthquakes. In December 2011, the state of Ohio shut down a disposal site because it was determined that the disposal facility was completed into a previously unknown fault line and may have been a contributing factor in creating low energy earthquakes. We are not currently insured for earthquake coverage in Ohio, but we are evaluating options for business interruption insurance that may provide coverage for a disposal well being shut-in by a geological event.

Risks Relating to Our Biomass Facility

We have been unable to obtain additional financings for the completion of the construction and retrofitting of the biomass facility and there is a substantial risk that it may not become operational on schedule.

We have been unable to obtain the additional financing to fund additional capital expenditures for the completion of the construction and retrofitting the biomass facility. Without additional financing we will be unable to complete the biomass facility on time which could impact our ability to collect revenues from the sale of electricity pursuant to a power purchase agreement. Pursuant to the current power purchase agreement, we were required to use commercially reasonable efforts to achieve the commercial operation date on or before September 30, 2011. The power purchase agreement provides that the district may terminate the power purchase agreement if, among other things, the biomass facility has not produced and delivered to the district at least 13.0 MW for a continuous 24-hour period in the preceding 18 months. In addition, the Company currently has a valid interconnection agreement providing for the transmission of the electricity from the biomass facility to the district. There can be no assurance that sufficient funds can or will be obtained or that such funds could be obtained at rates that would allow the project to be completed. There also can be no assurance that the amount estimated to be required and available for total project costs will be sufficient to provide for payment of all costs and expenses necessary for the completion of the project. The failure to obtain additional financing to complete the project on terms that are acceptable to us could have a material adverse effect on us.

Our inability to enter interconnection agreements would restrict our ability to sell electricity.

We may be unable to enter into necessary interconnection agreements. We will be required to enter into certain interconnection agreements with electric utilities prior to selling electricity. The failure to enter into such interconnection agreements on terms that are acceptable to us, or at all, could have a material adverse effect on us.

We may not be able to effectively manage our construction costs at the biomass facility.

We may suffer from increasing costs in retrofitting the biomass facility. While we have completed the acquisition of the biomass facility, substantial costs will be incurred in retrofitting and repairing the biomass facility in a manner that will allow commercial operations. While we have secured fixed-price contracts for approximately 50% of the cost of retrofitting and repair of the biomass facility, changes in engineering scope, increases in construction, labor, or capital expenses could impair our ability to successfully complete the project.

We are subject to regulations and other legislation that affects the electric power industry.

Changes to the currently favorable regulations and legislation within the renewable energy industry may adversely impact our future revenues. The favorable legislative and regulatory climate for the renewable energy industry may not continue. The viability of the biomass facility and the project will be in large part dependent upon the continuation of a favorable legislative and regulatory climate with respect to the continuing operations and the future growth and development of the renewable energy industry. Government regulations, subsidies, incentives and the market design have a favorable impact on the construction of renewable energy facilities. If the current government regulations, subsidy and incentive programs or the design of the market are significantly modified or delayed, the biomass facility or project may be adversely affected, which may have a material adverse effect on us.

Environmental laws related to our ownership or operation of our biomass facility subject us to potential liability that we may be unaware.

Federal, state and local laws impose liability on a landowner for releases or the otherwise improper presence on the premises of hazardous substances. This liability is without regard to fault for, or knowledge of, the presence of such substances. A landowner may be held liable for hazardous materials brought onto the property before it acquired title and for hazardous materials that are not discovered until after it sells the property. Similar liability may occur under applicable state law. In addition, we could face environmental liability for violations on or related to ownership of the biomass facility. If any hazardous materials are found within our operations and are in violation of the law at any time, we may be liable for all cleanup costs, fines, penalties and other costs. This potential liability will continue after we sell or cease operations on any subject properties and may apply to hazardous materials present within the properties before we acquired or commenced use of them. If significant losses arise from hazardous substance contamination, our financial viability may be substantially and adversely affected.

We are subject to risks related to other environmental laws, rules, and regulations.

Electric utilities and electric power plants such as the biomass facility are subject to continuing environmental regulation. Federal, state and local standards and procedures which regulate the environmental impact of electric utilities are subject to change. These changes may arise from continuing legislative, regulatory and judicial action regarding such standards and procedures. Consequently, there is no assurance that the biomass facility or the district will remain subject to the regulations currently in effect, will always be in compliance with future regulations, or will always be able to obtain all required operating permits. An inability to comply with environmental standards could result in additional capital expenditures to comply, reduced operating levels or the complete shutdown of individual electric generating units not in compliance.

There is concern by the public, the scientific community, President Obama’s administration and Congress regarding environmental damage resulting from the use of fossil fuels. Certain political groups and members of Congress support the increased regulation of air, water and soil contaminants, and there are a number of pending or recently enacted legislative proposals which may affect the electric utility industry. There has also been an increased level of environmental enforcement by the EPA and state and local authorities. Increased environmental regulations under the provisions of the federal Clean Air Act have created certain barriers to new facility development and modification of existing facilities. The additional costs, including time, human resources, uncertainty and delay, and the risk of fines and penalties for noncompliance, could affect the rate of return relating to investment in power project development. As such, there may be additional costs for purchased power from affected resources. Moreover, these additional costs may upset our existing cost assumptions for utilities, and thus negatively affect our results of operations from our biomass facility.

We cannot predict at this time whether any additional legislation or rules will be enacted which will affect the project or the operations of the biomass facility, and if such laws or rules are enacted, what the costs to us might be in the future because of such action.

However, costs of owning and operating the biomass facility may, in the future, be adversely affected by legislative, regulatory, administrative and enforcement actions involving environmental controls.

We are subject to risks from seismic activity and our insurance may be inadequate to cover losses resulting from such activity.

The biomass facility is located in a seismically active region and is subject to seismic events, including, ground shaking, liquefaction and landslides. According to the 2007 Uniform California Earthquake Rupture Forecast, California has a 99.7% chance of having a magnitude 6.7 or larger earthquake during the next 30 years. Our obligation to provide electric power under the power purchase agreement may be abated in the event of earthquake or other event of force majeure. The construction contracts contain standard force majeure provisions that relieve the parties of their obligations to the extent they are prevented from performing due to an event of force majeure (which could include earthquakes). Under the contract we have for the installation of the biomass facility’s boiler, the guaranteed mechanical completion date can be extended due to force majeure, and the deadline to complete performance testing and to deliver the equipment under the fuel yard contract can also be extended due to force majeure. Damage from an earthquake can range from total destruction of the biomass facility, to destabilization or liquefaction of the soils, to little or no damage at all. The extent of damage and the long-term effects from an earthquake, particularly ongoing earthquake activity, may be difficult to determine immediately. Such effects may negatively affect our results of operations.

We have acquired earthquake insurance on the biomass facility during the construction period as part of the builder’s risk policy, which insurance is expected to be maintained after construction is completed. The insurance provides coverage for up to $50,000,000 in losses. There can be no assurance that such earthquake insurance will continue to be maintained by us or that it will continue to be available at commercially reasonable rates.

Potential electric power limitations may impact our biomass facility.

The biomass facility will deliver its electric output to the district, at a point of transfer on the biomass facility site. The district will be responsible for transmission of the delivered energy from the point of transfer to its own system. The district has performed studies which demonstrate that there are no constraints on the transmission system which would require curtailment of power production by the biomass facility, but to the extent there are such curtailments, this could adversely affect production and revenues of the biomass facility.

We depend on a relatively small number of suppliers for the biofuel to operate our biomass facility.

Our ability to produce electricity at the biomass facility will depend, in large part, on the availability and affordability of biomass fuel to operate the biomass facility. While we have entered into one biofuel supply agreement to acquire 21,500 tons per year of wood fuel, and have received letters of intent for all of the fuel required to operate the biomass facility in Phase I and approximately 86% of the fuel required to operate the biomass facility in Phase II, we will be required to enter into additional biofuel supply agreements or purchase biomass fuel on the spot market in order to operate the biomass facility at full capacity in either Phase I or Phase II of the project. We expect to enter into additional biofuel supply agreements and to obtain the remainder of the biomass fuel on the spot market or by contract once operations have begun and suppliers become accustomed to us as a new purchaser in the market. Any significant disruption of supply arrangements or significant increases in raw material or transportation costs could have a materially adverse effect on our operations.

Risks Relating to the Ownership of Our Securities

Our common stock has only been publicly traded since January 2, 2008, and the price of our common stock has fluctuated substantially since then and may fluctuate substantially in the future. Moreover, our Series C Preferred Stock has only been publicly traded since July 31, 2012 and has been traded in low volumes.

Our common stock has been publicly traded only since January 2008. The price of our common stock has fluctuated significantly since then. From January 2, 2008, to December 19, 2012, the trading price of our common stock ranged from a low of $0.51 per share to a high of $25.45 per share and the closing trading price on December 19, 2012 was $1.81 per share. We expect our stock to continue to be subject to fluctuations as a result of a variety of factors, including factors beyond our control. These factors include:

•	Changing conditions in fuel markets;

•	Changes in financial estimates by securities analysts;

•	Changes in market valuations of comparable companies;

•	Additions or departures of key personnel;

•	Future sales of our capital stock;

•	Tax and other regulatory developments;

•	Our ability to develop and complete facilities, and to introduce and market the energy created by such facilities to economically viable production volumes in a timely manner; and

•	Other factors discussed in this “Risk Factors” section and elsewhere in this document.

Moreover, our Series C Preferred Stock has only been publicly traded since July 31, 2012 and has been traded in low volumes.

If we issue additional shares in the future, it will result in dilution to our existing stockholders.

Our certificate of incorporation, as amended, does not permit the holders of our common stock the right to subscribe for additional shares of capital stock upon any issuance or increase thereof. As a result, if we choose to issue additional shares of common stock or securities convertible into common stock, our stockholders may be unable to maintain their pro rata ownership of common stock. The issuance of additional securities will result in a reduction of the book value and market price of the outstanding shares of our common stock. If we issue any such additional shares or securities convertible into or exercisable for shares, such issuance will cause a reduction in the proportionate ownership and voting power of all current stockholders who do not purchase such shares. Further, such issuance may result in a change of control of our company. There is no assurance that further dilution will not occur in the future.

We may issue shares of our capital stock or debt securities to complete a business combination or acquire assets, which would dilute the equity interest of our stockholders and could cause a change in control of our ownership.

Our certificate of incorporation, as amended, authorizes the issuance of up to 90,000,000 shares of common stock and 10,000,000 shares of preferred stock. As of December 19, 2012, there were 57,721,867 authorized but unissued shares of our common stock and 8,481,856 authorized but unissued shares of our preferred stock.

As of December 19, 2012, the number of shares of our common stock subject to outstanding options, warrants, and convertible promissory notes was 14,902,589. As of December 19, 2012, we had no commitments to issue additional shares of common stock but we may issue a substantial number of additional shares of our common stock, preferred stock or convertible securities, or a combination of common stock, preferred stock and convertible securities, to the stockholders of a potential target or in connection with a related simultaneous financing to complete a business combination or asset purchase. The issuance of additional common stock, preferred stock or convertible securities may:

•	significantly dilute the equity interest of current stockholders in our Company;

•	subordinate the rights of holders of common stock if preferred stock is issued with rights senior to those afforded to holders of our common stock;

•

cause a change in control if a substantial number of our shares of common stock are issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and possibly result in the resignation or removal of some or all of our present officers and directors; and

•	adversely affect prevailing market prices for our common stock.

Similarly, our issuance of additional debt securities could result in the following:

•	default and foreclosure on our assets if our operating revenues after a business combination or asset purchase are insufficient to pay our debt obligations;

•

acceleration of our obligations to repay the indebtedness, even if we have made all principal and interest payments when due, if the debt security contains covenants that require the maintenance of certain financial ratios or reserves, or change of control provisions, and any such covenant is breached without a waiver or renegotiation of that covenant;

•	our immediate payment of all principal and accrued interest, if any, if the debt security is payable on demand; and

•	our inability to obtain additional financing, if necessary, if the debt security contains covenants restricting our ability to obtain additional financing while such security is outstanding

Our ability to successfully effect a business combination and to be successful afterwards will be dependent upon the efforts of our key personnel, and others hired to manage the acquired business and whom we would have only a limited ability to evaluate.

Our ability to successfully effect a business combination will be dependent upon the efforts of our key personnel. However, we cannot presently ascertain the future role of our key personnel in the target business. While we intend to closely scrutinize any individuals we engage in connection with a business combination, we cannot assure you that our assessment of these individuals will prove to be correct. These individuals may be unfamiliar with the requirements of operating as part of a public company which could cause us to have to expend time and resources familiarizing them with such requirements. This process could be expensive and time-consuming and could lead to various regulatory issues which may adversely affect our operations.

Our officers’ and directors’ allocation of their time to other business interests could have a negative impact.

All of our officers are required to commit their full work hour time to our business affairs, with the exception of Mr. Evans and Mr. Krueger. Due to existing management and board of director positions and other business interests that Mr. Evans maintains with other companies, including Magnum Hunter Resources Corporation, Mr. Evans cannot commit all of his work hours to GreenHunter. Mr. Krueger is also employed by Magnum Hunter Resources Corporation although he will no longer work for Magnum Hunter Resources Corporation beginning on January 1, 2013. However, subject to Board approval where appropriate, all material corporate, strategic and financial decisions will be reviewed and ultimately decided by Mr. Evans.

Because of our limited resources and the significant competition for business combination opportunities, we may not be able to consummate attractive business combinations.

We expect to encounter intense competition from other entities with business objectives similar to ours, including venture capital funds, leveraged buyout funds and operating businesses competing for acquisitions. Many of these entities are well-established and have extensive experience in identifying and effecting business combinations directly or through affiliates. Many of these competitors may possess greater technical, human and other resources than we do, and our financial resources may be relatively limited when contrasted with those of many of these competitors. While we believe that there are numerous potential target businesses that we could acquire, our ability to compete in acquiring certain sizable target businesses will be limited by our available financial resources. This inherent competitive limitation may give others an advantage in pursuing the acquisition of certain target businesses. Any of these factors may place us at a competitive disadvantage in successfully negotiating a business combination. If we are unable to successfully complete an acquisition of a target business, our business plan will be thwarted and investors may lose their entire investment.

We may be unable to obtain additional financing, if required, to complete a business combination, asset purchase or to fund the operations and growth of the target business, which could compel us to restructure the transaction or abandon a particular business combination or asset purchase.

We cannot ascertain the capital requirements for any particular transaction. If the net proceeds of any specific capital raise prove to be insufficient, either because of the size of the business combination or asset purchase, we may be required to seek additional financing. We cannot assure you that such financing would be available on acceptable terms, if at all. To the extent that additional financing proves to be unavailable when needed to consummate a particular business combination or asset purchase, we would be compelled to restructure the transaction or abandon that particular business combination or asset purchase and seek an alternative target. In addition, if we consummate a business combination or asset purchase, we may require additional financing to fund the operations or growth of the target. The failure to secure additional financing could have a material adverse effect on the continued development or growth of the target. None of our officers, directors or stockholders is required to provide any financing to us in connection with or after a business combination.

In the event we cannot comply with the requirements of the Sarbanes-Oxley Act of 2002 or we acquire a business that is unable to satisfy regulatory requirements relating to internal controls, or if our internal controls over financial reporting are not effective, our business and our stock price could suffer.

As a reporting public company, we are currently subject to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. In addition, such statute also requires an evaluation of any target business acquired by us. Section 404 of the Sarbanes-Oxley Act of 2002 requires companies to do a comprehensive evaluation of their internal controls, including an evaluation of any target businesses acquired by a company. In the event the internal controls over financial reporting of a target business cannot satisfy the regulatory requirements relating to internal controls or if these internal controls over financial reporting are not effective, we may not be able to complete a business combination with the target business without substantial cost or significant risks to our company or our management may be unable to certify as to the effectiveness of the internal controls following the completion of a business combination. Our efforts to comply with Section 404 and related regulations regarding our management’s required assessment of internal controls over financial reporting may require the commitment of significant financial and managerial resources or may prevent a business combination with certain target businesses. If we fail to timely complete our evaluation, if our management is unable to certify the effectiveness of the internal controls of our company or the acquired business, we could be subject to regulatory scrutiny and loss of public confidence, which could have an adverse effect on our business and our stock price.

Our outstanding options, warrants, convertible promissory notes, and convertible preferred stock may have an adverse effect on the market price of our common stock and make it more difficult to effect a business combination.

As of December 19, 2012, 13,920,916 shares of our authorized but unissued shares of common stock are subject to options or other similar rights and 981,673 shares of our authorized but unissued shares of common stock are issuable upon the conversion of all of our outstanding securities that are convertible into our common stock (excluding shares of common stock issuable upon conversion of the Series C Preferred Stock, which may only be converted in limited circumstances as more fully described herein). To the extent we issue shares of common stock to effect a business combination, the potential for the issuance of substantial numbers of additional shares upon exercise of these options and warrants or conversion of the preferred stock could make us a less attractive acquisition vehicle in the eyes of a target business as such securities, when exercised or converted, will increase the number of issued and outstanding shares of our common stock and reduce the value of the shares issued to complete the business combination. Accordingly, our options, warrants and preferred stock may make it more difficult to effectuate a business combination or increase the cost of the target business. Additionally, the sale, or even the possibility of a sale, of the shares underlying the options, warrants and preferred stock could have an adverse effect on the market price for our securities or on our ability to obtain future public financing. If, and to the extent, these options, warrants and preferred stock are exercised or converted, respectively, you may experience dilution to your holdings.

We do not intend to pay dividends on our common stock and thus stockholders must look solely to appreciation of our common stock to realize a gain on their investments.

We have never declared or paid any cash dividends on our common stock. We currently intend to retain any future earnings for funding growth and, therefore, do not expect to pay any dividends on our common stock in the foreseeable future. Our future dividend policy is within the discretion of our board of directors and will depend upon various factors, including our business, financial condition, results of operations, capital requirements, and investment opportunities. Accordingly, stockholders must look solely to appreciation of our common stock to realize a gain on their investment. This appreciation may not occur.

Our charter documents and Delaware law may inhibit a takeover.

In certain circumstances, the fact that corporate devices are in place that will inhibit or discourage takeover attempts could reduce the market value of our Series C Preferred Stock and our common stock. Our certificate of incorporation, as amended, bylaws and certain other agreements contain certain provisions that may discourage other persons from attempting to acquire control of us. These provisions include, but are not limited to, the following:

•	staggered-terms of service for our board of directors;

•	the authorization of the board of directors to issue shares of undesignated preferred stock in one or more series without the specific approval of the stockholders;

•	the establishment of advance notice requirements for director nominations and actions to be taken at annual meetings; and

•

the fact that special meetings of the stockholders may be called only by our Chairman, President , upon the request of a majority of our board of directors, or by the President or Secretary at the request in writing of the holders of not less than 30% of all the shares issued, outstanding and entitled to vote.

All of these provisions could impede a merger, consolidation, takeover or other business combination involving us or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.

Ongoing losses may prevent us from paying dividends on our Series C Preferred Stock.

As we have continued to experience ongoing losses from our current operations we may be prevented or unable to pay dividends on the Series C Preferred Stock in the future. Our business is speculative and dependent upon the implementation of our new business strategy, as well as our ability to enter into agreements with third parties for necessary financing for the construction of facilities related to our water management operations. There can be no assurance that our efforts will be successful or result in revenue or profit. There is no assurance that we will earn significant revenues to satisfy our current obligations. As a result, we may not be able to generate sufficient revenues to pay dividends on the Series C Preferred Stock in the future.

The Series C Preferred Stock has historically been thinly traded, which may negatively affect investors’ ability to sell their shares. The Series C Preferred Stock has no stated maturity date.

Since the Series C Preferred Stock has no stated maturity date, investors seeking liquidity will be limited to selling their shares of Series C Preferred Stock in the secondary market. While shares of our Series C Preferred Stock trade on the NYSE MKT, our Series C Preferred Stock is thinly traded, which may negatively affect investors’ ability to sell their shares. The low trading volume of our Series C Preferred Stock is outside of our control, and may not increase in the near future or, even if it does increase in the future, may not be maintained.

The market value of our equity securities could be adversely affected by various factors.

The trading price of our common stock and our Series C Preferred Stock may depend on many factors, including the following:

•	market liquidity;

•	particularly with respect to our Series C Preferred Stock, prevailing interest rates;

•	the market for similar securities

•	general economic conditions; and

•	our financial condition, performance and prospects.

For example, higher market interest rates could cause the market price of our equity securities, including our Series C Preferred Stock, to decrease.

We could be prevented from paying dividends on the Series C Preferred Stock.

Although dividends on the Series C Preferred Stock are cumulative and arrearages will accrue until paid, you will only receive cash dividends on the Series C Preferred Stock if we have funds legally available for the payment of dividends and such payment is not restricted or prohibited by law, the terms of any senior shares, including our Series A Preferred Stock and Series B Preferred Stock, or any documents governing our indebtedness. Our business may not generate sufficient cash flow from operations to enable us to pay dividends on the Series C Preferred Stock when payable. The terms of our Series A Preferred Stock prohibit the payment of cash dividends on our equity securities ranking junior to such series, which will include the Series C Preferred Stock, unless all accrued dividends on the Series A Preferred Stock have been paid in full. The terms of our Series B Preferred Stock prohibit the payment of cash dividends upon liquidation on our equity securities ranking junior to such series, which will include the Series C Preferred Stock, unless the liquidation preference of the Series B Preferred Stock has been paid in full. We have paid the dividends accrued on the currently issued and outstanding shares of Series C Preferred Stock. In addition, future debt, contractual covenants or arrangements we enter into may restrict or prevent future dividend payments. Accordingly, there is no guarantee that we will be able to pay any cash dividends on our Series C Preferred Stock. Furthermore, in some circumstances, we may pay dividends in stock rather than cash, and our stock price may be depressed at such time. We currently do not have any Series A Preferred Stock or Series B Preferred Stock outstanding.

The Series C Preferred Stock has not been rated and will be subordinated to all of our existing and future debt.

The Series C Preferred Stock has not been rated by any nationally recognized statistical rating organization. In addition, with respect to dividend rights and rights upon our liquidation, winding-up or dissolution, the Series C Preferred Stock will be subordinated to all of our existing and future debt, all our senior shares, including the Series A Preferred Stock and Series B Preferred Stock, and all future capital stock designated as senior to the Series C Preferred Stock. As of September 30, 2012, our total indebtedness was approximately $9.5 million. We may also incur additional indebtedness in the future to finance potential acquisitions or other activities and the terms of the Series C Preferred Stock do not require us to obtain the approval of the holders of the Series C Preferred Stock prior to incurring additional indebtedness. As a result, our existing and future indebtedness may be subject to restrictive covenants or other provisions that may prevent or otherwise limit our ability to make dividend or liquidation payments on our Series C Preferred Stock. Upon our liquidation, our obligations to our creditors would rank senior to our Series C Preferred Stock and would be required to be paid before any payments could be made to holders of our Series C Preferred Stock.

Investors should not expect us to redeem the Series C Preferred Stock on the date the Series C Preferred Stock becomes redeemable or on any particular date afterwards.

We may not redeem the Series C Preferred Stock prior to June 30, 2015, except pursuant to the special redemption upon a Change of Ownership or Control discussed below. On and after June 30, 2015, we may redeem the Series C Preferred Stock for cash at our option, from time to time, in whole or in part, at a redemption price of $25.00 per share, plus accrued and unpaid dividends (whether or not earned or declared) to the redemption date.

Following a “Change of Ownership or Control” of us by a person, entity or group, we (or the acquiring entity) will have the option to redeem the Series C Preferred Stock, in whole but not in part, within 120 days after the date on which the Change of Ownership or Control has occurred for cash, at $25.00 per share, plus accrued and unpaid dividends (whether or not earned or declared), up to the redemption date. However, if we (or the acquiring entity) have not notified the holders of the Series C Preferred Stock before such an event of our intent to redeem the Series C Preferred Stock, the holders of the Series C Preferred Stock have the right to convert their Series C Preferred Stock into shares of our common stock immediately before consummation of the Change of Ownership or Control transaction and to participate in such transaction along with the holders of our common stock. The Series C Preferred Stock is convertible at such time into an amount of common stock equal to the result of dividing the sum of the $25.00 per share liquidation preference plus the amount of any accrued but unpaid dividends up to but not including the date of the consummation of such transaction by the value of the consideration offered for each share of common stock; provided that such common stock consideration does not exceed 27.9329, which 27.9329 amount is subject to pro rata adjustments for any stock splits, subdivisions or combinations, which we refer to in our certificate of designations as the “Share Cap”.

The Series C Preferred Stock does not have any stated maturity date and will not be subject to any sinking fund or mandatory redemption provisions except for redemption at our option upon a Change of Ownership or Control as described above or after June 30, 2015.

Any decision we may make at any time to redeem the Series C Preferred Stock will depend upon, among other things, our evaluation of our capital position, including the composition of our stockholders’ equity and general market conditions at that time.

The Series C Preferred Stock is subordinate to the Series A Preferred Stock and Series B Preferred Stock.

The Series A Preferred Stock and Series B Preferred Stock rank senior to the Series C Preferred Stock. However, there are currently no shares of our Series A Preferred Stock or Series B Preferred Stock outstanding. In the event we liquidate, dissolve or wind up our operations, holders, if any, of Series A Preferred Stock and Series B Preferred Stock will be entitled to payment of their liquidation preference before distributions are available to holders of Series C Preferred Stock.

Holders of Series C Preferred Stock have extremely limited voting rights.

Except as expressly stated in the certificate of designations governing the Series C Preferred Stock, as a holder of Series C Preferred Stock, you will not have any relative, participating, optional or other special voting rights and powers and your approval will not be required for the taking of any corporate action other than as provided in the certificate of designations. For example, your approval would not be required for any merger or consolidation in which we are involved or sale of all or substantially all of our assets except to the extent that such transaction materially adversely changes the express powers, preferences, rights or privileges of the holders of Series C Preferred Stock. None of the provisions relating to the Series C Preferred Stock contains any provisions affording the holders of the Series C Preferred Stock protection in the event of a highly leveraged or other transaction, including a merger or the sale, lease or conveyance of all or substantially all of our assets or business, that might adversely affect the holders of the Series C Preferred Stock, so long as the terms and rights of the holders of Series C Preferred Stock are not materially and adversely changed.

The issuance of future offerings of preferred stock may adversely affect the value of our Series C Preferred Stock.

Our certificate of incorporation, as amended, currently authorizes us to issue up to 10,000,000 shares of preferred stock in one or more series on terms that may be determined at the time of issuance by our board of directors. We may issue additional shares of Series C Preferred Stock and/or other classes of preferred shares that would rank on parity with or senior to the Series C Preferred Stock as to dividend rights or rights upon liquidation, winding up or dissolution. The creation and subsequent issuance of additional classes of preferred shares on parity with or, with the consent of the holders of the Series C Preferred Stock, senior to our Series C Preferred Stock would dilute the interests of the holders of Series C Preferred Stock and any issuance of preferred stock that is senior to the Series C Preferred Stock could affect our ability to pay dividends on, redeem or pay the liquidation preference on the Series C Preferred Stock.

You may be required to use other sources of funds to pay income taxes in respect of dividends received, or deemed to be received, on the Series C Preferred Stock in certain circumstances.

If we are required to pay dividends on the Series C Preferred Stock in shares of our common stock or additional shares of Series C Preferred Stock and such shares are not marketable at such time, you will be required to satisfy your income tax liability with respect to such dividends from other sources.

Holders of the Series C Preferred Stock may be unable to use the dividends-received deduction and may not be eligible for the preferential tax rates applicable to “qualified dividend income.”

Distributions paid to corporate U.S. holders of the Series C Preferred Stock may be eligible for the dividends-received deduction, and distributions paid to non-corporate U.S. holders of the Series C Preferred Stock may be subject to tax at the preferential tax rates applicable to “qualified dividend income,” if we have current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. We do not currently have accumulated earnings and profits. Additionally, we may not have sufficient current earnings and profits during future fiscal years for the distributions on the Series C Preferred Stock to qualify as dividends for U.S. federal income tax purposes. If the distributions fail to qualify as dividends, U.S. holders would be unable to use the dividends-received deduction and may not be eligible for the preferential tax rates applicable to “qualified dividend income.” If any distributions on the Series C Preferred Stock with respect to any fiscal year are not eligible for the dividends-received deduction or preferential tax rates applicable to “qualified dividend income” because of insufficient current or accumulated earnings and profits, it is possible that the market value of the Series C Preferred Stock might decline.

Our Series C Preferred Stock is not generally convertible and purchasers may not realize a corresponding upside if the price of our common stock increases.

Our Series C Preferred Stock is not generally convertible into our common stock and earns dividends at a fixed rate. Accordingly, the market value of our Series C Preferred Stock may depend on dividend and interest rates for other preferred stock, commercial paper and other investment alternatives and our actual and perceived ability to pay dividends on, and in the event of dissolution satisfy the liquidation preference with respect to, our Series C Preferred Stock. Moreover, our right to redeem the Series C Preferred Stock on or after June 30, 2015 or in the event of a Change of Ownership or Control could impose a ceiling on its value.

Following a “Change of Ownership or Control” of us by a person, entity or group, we (or the acquiring entity) will have the option to redeem the Series C Preferred Stock, in whole but not in part, within 120 days after the date on which the Change of Ownership or Control has occurred for cash, at $25.00 per share, plus accrued and unpaid dividends (whether or not earned or declared), up to the redemption date. However, if we (or the acquiring entity) have not notified the holders of the Series C Preferred Stock before such an event of our intent to redeem the Series C Preferred Stock, the holders of the Series C Preferred Stock have the right to convert their Series C Preferred Stock into shares of our common stock immediately before consummation of the Change of Ownership or Control transaction and to participate in such transaction along with the holders of our common stock. The Series C Preferred Stock is convertible at such time into an amount of common stock equal to the result of dividing the sum of the $25.00 per share liquidation preference plus the amount of any accrued but unpaid dividends up to but not including the date of the consummation of such transaction by the value of the consideration offered for each share of common stock; provided that such common stock consideration does not exceed 27.9329, which 27.9329 amount is subject to pro rata adjustments for any stock splits, subdivisions or combinations, which we refer to in our certificate of designations as the “Share Cap”.

Additional Risks Related to This Offering

Management will have broad discretion as to the use of the proceeds from this offering, and may not use the proceeds effectively.

Because we have not designated the amount of net proceeds from this offering to be used for any particular purpose, our management will have broad discretion as to the application of the net proceeds from this offering and could use them for purposes other than those contemplated at the time of the offering. Our management may use the net proceeds for corporate purposes that may not improve our financial condition or market value.

You may experience future dilution as a result of future equity offerings.

In order to raise additional capital, we may in the future offer additional shares of our Series C Preferred Stock or common stock or other securities convertible into or exchangeable for our Series C Preferred Stock or common stock at prices that may not be the same as the price per share in this offering. We may sell shares or other securities in any other offering at a price per share that is less than the price per share paid by investors in this offering, and investors purchasing shares or other securities in the future could have rights superior to existing stockholders. The price per share at which we sell additional shares of our Series C Preferred Stock, common stock, or securities convertible or exchangeable into Series C Preferred Stock or common stock, in future transactions may be higher or lower than the price per share paid by investors in this offering.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The statements and information contained in this prospectus and the documents incorporated by reference herein that are not statements of historical fact, including all estimates and assumptions contained herein, are “forward looking statements” as defined in Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. These forward looking statements include, among others, statements, estimates and assumptions relating to our business and growth strategies, budgets, projected costs, capital expenditures, savings and plans, competition, future inventories, projects and programs, anticipated trends in our business or industry, our future results of operations, our liquidity and ability to finance our activities, market conditions in the renewable energy and water management industry and the impact of environmental and other governmental regulation. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “could,” “should,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project,” “pursue,” “plan” or “continue” or the negative thereof or variations thereon or similar terminology. These forward-looking statements are based upon current beliefs and expectations of management and are subject to numerous assumptions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, or achievements to differ materially from those expressed or implied by these statements. These factors include the matters discussed in the section entitled “Risk Factors” above and elsewhere in this prospectus and the documents we have incorporated by reference herein.

Because forward-looking statements are subject to risks and uncertainties, our actual results may differ materially from those expressed or implied by such statements. You are cautioned not to place undue reliance on forward-looking statements, contained herein, which speak only as of the date of this prospectus. Other unknown or unpredictable factors may cause our actual results to differ materially from those projected by the forward-looking statements. Unless otherwise required by law, we undertake no obligation to publicly update or revise any forward-looking statements, including estimates, whether as a result of new information, future events, or otherwise. All forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement on Form S-3 that we filed with the SEC. Certain information in the registration statement has been omitted from this prospectus in accordance with the SEC’s rules and regulations. You should review the information and exhibits in the registration statement for further information about us and the securities we are offering. Statements in this prospectus concerning any document we filed as an exhibit to the registration statement or that we otherwise filed with the SEC are not intended to be comprehensive and are qualified by reference to those filings. You should review the complete document to evaluate these statements.

We are subject to the information requirements of the Exchange Act. In accordance with the Exchange Act, we file reports, proxy and information statements and other information with the SEC. Such reports, proxy and information statements and other information filed by us are available to the public free of charge at www.sec.gov. Copies of certain information filed by us with the SEC are also available on our website at www.greenhunterenergy.com. You may also read and copy any document we file at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, you may read our SEC filings at the offices of the NYSE MKT, which is located at 20 Broad Street, New York, New York 10005.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we have filed with the SEC, which means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to those documents. The information incorporated by reference is an important part of this prospectus and later information that we file with the SEC will automatically update and supersede this information. Therefore, before you decide to invest in a particular offering of securities under this shelf registration, you should always check for reports we may have filed with the SEC after the date of this prospectus. We incorporate by reference the information and documents listed below and any future filings we will make with the SEC pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this prospectus (other than information furnished under Item 2.02 or Item 7.01 of Form 8-K):

•	our Annual Report on Form 10-K for the year ended December 31, 2011, filed with the SEC on March 30, 2012;

•	our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012, filed with the SEC on April 27, 2012;

•	our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012, filed with the SEC on August 14, 2012;

•	our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, filed with the SEC on November 19, 2012;

•

our Current Reports on Form 8-K filed on February 15, 2012, February 21, 2012, April 27, 2012, April 30, 2012, July 26, 2012, August 29, 2012, November 13, 2012, November 20, 2012, December 11, 2012, and December 20, 2012 and our Current Report on Form 8-K/A filed on April 27, 2012;

•	the description of our Series C Preferred Stock included in the Form 8-A filed on July 30, 2012, and any amendment or report filed with the SEC for the purpose of updating such description;

•	The description of our common stock included in the Form 8-A filed on December 21, 2007, and any amendment or report filed with the SEC for the purpose of updating such description; and

•

all documents that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this prospectus and prior to the termination of the offering, except as to any portion of any future report or document that is furnished to the SEC and which is not deemed “filed” with the SEC under such provisions.

Moreover, all filings of the Company filed pursuant to the Exchange Act after the date of the initial registration statement and prior to the effectiveness of the registration statement shall be deemed to be incorporated by reference.

You may access our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to any of these reports, free of charge, on the SEC’s web site (www.sec.gov).

In addition, we will furnish without charge to each person, including any beneficial owner, to whom a prospectus is delivered, on written or oral request of such person, a copy of any or all of the documents incorporated by reference in this prospectus (not including exhibits to such documents, unless such exhibits are specifically incorporated by reference in this prospectus or into such documents). Such requests may be directed to the Corporate Secretary, GreenHunter Energy, Inc., 1048 Texan Trail, Grapevine, Texas 76051, or you may call (972) 410-1044.

In accordance with Rule 412 of the Securities Act, any statement contained in a document incorporated by reference herein shall be deemed modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement that is modified or superseded will not constitute a part of this prospectus, except as modified or superseded.

This prospectus is part of a registration statement we filed with the SEC. We have incorporated by reference exhibits into the registration statement. You should read the exhibits carefully for provisions that may be important to you.

You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone to provide you with different or additional information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or in the documents incorporated by reference into the foregoing is accurate as of any date other than the date on the front of this prospectus or other documents.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

Subject to the assumptions, qualifications, and limitations set forth below and the accuracy of factual matters, the following is the opinion of Fulbright & Jaworski, L.L.P., counsel to GreenHunter, with respect to the material U.S. federal income tax consequences to “U.S. holders” and “Non-U.S. holders” (each as defined below) of the purchase, ownership and disposition of Series C Preferred Stock offered by this prospectus. Counsel’s opinions are limited to statements of U.S. federal income tax law, and regulations and legal conclusions with respect thereto.

This discussion is based upon provisions of the Code, Treasury regulations, rulings and judicial decisions as of the date hereof. These authorities may change, perhaps retroactively, which could result in U.S. federal income tax consequences different from those summarized below. This discussion only applies to purchasers who purchase and hold the Series C Preferred Stock as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally property held for investment). This discussion does not address all aspects of U.S. federal income taxation (such as the alternative minimum tax) and does not describe any foreign, state, local or other tax considerations that may be relevant to a purchaser or holder of Series C Preferred Stock in light of their particular circumstances. In addition, this discussion does not describe the U.S. federal income tax consequences applicable to a purchaser or holder of Series C Preferred Stock who is subject to special treatment under U.S. federal income tax laws (including, a corporation that accumulates earnings to avoid U.S. federal income tax, a pass-through entity or an investor in a pass-through entity, a tax-exempt entity, pension or other employee benefit plans, financial institutions or broker-dealers, persons holding Series C Preferred Stock as part of a hedging or conversion transaction or straddle, a person subject to the alternative minimum tax, an insurance company, former U.S. citizens, or former long-term U.S. residents). We cannot assure you that a change in law will not significantly alter the tax considerations that we describe in this discussion. Counsel’s opinions are an expression of professional judgment and are not a guarantee of a result and are not binding on the Internal Revenue Service or the courts. Accordingly, no assurance can be given that counsel’s opinions set forth herein will be sustained if challenged by the Internal Revenue Service.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds Series C Preferred Stock, the U.S. federal income tax treatment of a partner of that partnership generally will depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner of a partnership holding our Series C Preferred Stock, you should consult your tax advisors as to the particular U.S. federal income tax consequences of holding and disposing of our Series C Preferred Stock.

THIS DISCUSSION CANNOT BE USED BY ANY HOLDER FOR THE PURPOSE OF AVOIDING TAX PENALTIES THAT MAY BE IMPOSED ON SUCH HOLDER. IF YOU ARE CONSIDERING THE PURCHASE OF OUR SERIES C PREFERRED STOCK, YOU SHOULD CONSULT YOUR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR SERIES C PREFERRED STOCK IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES AND ANY CONSEQUENCES ARISING UNDER OTHER FEDERAL TAX LAW AND THE LAWS OF APPLICABLE STATE, LOCAL AND FOREIGN TAXING JURISDICTIONS. YOU SHOULD ALSO CONSULT WITH YOUR TAX ADVISORS CONCERNING ANY POSSIBLE ENACTMENT OF LEGISLATION THAT WOULD AFFECT YOUR INVESTMENT IN OUR SERIES C PREFERRED STOCK IN YOUR PARTICULAR CIRCUMSTANCES.

U.S. holders:

You are a “U.S. holder” if you are a beneficial owner of Series C Preferred stock and you are for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it (a) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (b) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

Distributions in General. If distributions are made with respect to our Series C Preferred Stock, such distributions will be treated as dividends to the extent of our current and accumulated earnings and profits as determined under the Code. Any portion of a distribution that exceeds our current and accumulated earnings and profits will first be applied to reduce a U.S. holder’s tax basis in the Series C Preferred Stock on a share-by-share basis, and the excess will be treated as gain from the disposition of the Series C Preferred Stock, the tax treatment of which is discussed below under “Material U.S. Federal Income Tax Consequences—U.S. holders: Disposition of Series C Preferred Stock, Including Redemptions.”

Dividends received by individual holders of Series C Preferred Stock will be subject to a reduced maximum tax rate of 15% if such dividends are treated as “qualified dividend income” for U.S. federal income tax purposes. The rate reduction does not apply to dividends received to the extent that the individual stockholder elects to treat the dividends as “investment income,” which may be offset against investment expenses. Furthermore, the rate reduction does not apply to dividends that are paid to individual stockholders with respect to the Series C Preferred Stock that is held for 60 days or less during the 121-day period beginning on the date which is 60 days before the date on which the Series C Preferred Stock becomes ex-dividend. Also, if a dividend received by an individual stockholder that qualifies for the rate reduction is an “extraordinary dividend” within the meaning of Section 1059 of the Code, any loss recognized by such individual holder on a subsequent disposition of the stock will be treated as long-term capital loss to the extent of such “extraordinary dividend,” irrespective of such holder’s holding period for the stock. In addition, under the Patient Protection and 2010 Reconciliation Act (the “2010 Reconciliation Act”), dividends recognized after December 31, 2012 by U.S. holders that are individuals could be subject to the 3.8% tax on net investment income. Individual stockholders should consult their own tax advisors regarding the implications of these rules in light of their particular circumstances.

Dividends received by corporations generally will be eligible for the dividends-received deduction. This deduction is allowed if the underlying stock is held for at least days during the 91 day period beginning on the date 45 days before the ex-dividend date of the stock, and for cumulative preferred stock with an arrearage of dividends, the holding period is at least 91 days during the 181 day period beginning on the date 90 days before the ex-dividend date of the stock. If a corporate stockholder receives a dividend on the Series C Preferred Stock that is an “extraordinary dividend” within the meaning of Section 1059 of the Code, the stockholder in certain instances must reduce its basis in the Series C Preferred Stock by the amount of the “nontaxed portion” of such “extraordinary dividend” that results from the application of the dividends-received deduction. If the “nontaxed portion” of such “extraordinary dividend” exceeds such corporate stockholder’s basis, any excess will be taxed as gain as if such stockholder had disposed of its shares in the year the “extraordinary dividend” is paid. Each domestic corporate holder of Series C Preferred Stock is urged to consult with its tax advisors with respect to the eligibility for and amount of any dividends received deduction and the application of Code Section 1059 to any dividends it receives.

Distributions of Additional Shares of Common Stock or Series C Preferred Stock. As discussed under “Description of Series C Preferred Stock—Dividends—Failure to Make Dividend Payments,” the certificate of designation governing the Series C Preferred Stock requires us to pay dividends on Series C Preferred Stock “in-kind” in shares of our common stock or additional shares of Series C Preferred Stock in certain circumstances. Such dividend distributions of shares of common stock or additional shares of Series C Preferred Stock will be treated as taxable distributions in the same manner as cash distributions. The amount of the distribution and basis of the shares of common stock or Series C Preferred Stock received will be equal to the fair market value of such shares on the distribution date.

Constructive Distributions on Series C Preferred Stock. A distribution by a corporation of its stock deemed made with respect to its preferred stock is treated as a distribution of property to which Section 301 of the Code applies. If a corporation issues preferred stock that may be redeemed at a price higher than its issue price, the excess (a “redemption premium”) is treated under certain circumstances as a constructive distribution (or series of constructive distributions) of additional preferred stock.

The constructive distribution of property equal to the redemption premium would accrue without regard to the holder’s method of accounting for U.S. federal income tax purposes at a constant yield determined under principles similar to the determination of original issue discount (“OID”) under Treasury regulations under Sections 1271 through 1275 of the Code (the “OID Rules”). The constructive distributions of property would be treated for U.S. federal income tax purposes as actual distributions of Series C Preferred Stock that would constitute a dividend, return of capital or capital gain to the holder of the stock in the same manner as cash distributions described under the heading “Material U.S. Federal Income Tax Consequences—U.S. holder: Distributions in General.” The application of principles similar to those applicable to debt instruments with OID to a redemption premium for the Series C Preferred Stock is uncertain.

The Company has the right to call the Series C Preferred Stock for redemption on or after June 30, 2015, or upon a Change of Ownership or Control (collectively, the “call option”). The stated redemption price of the Series C Preferred Stock upon the Company’s exercise of the call option is equal to the liquidation preference of the Series C Preferred Stock (i.e., $25, plus accrued and unpaid dividends) and is payable in cash. If the Company does not exercise the call option, a U.S. holder of Series C Preferred Stock may, upon a Change of Ownership or Control, require the Company to convert the holder’s Series C Preferred Stock into shares of the Company’s common stock immediately before the Change of Ownership or Control (the “conversion option”). The aggregate value of the common stock to be received upon conversion of the Series C Preferred Stock generally would be equal to the liquidation preference of the Series C Preferred Stock (i.e. $25, plus accrued and unpaid dividends).

If the redemption price of the Series C Preferred Stock exceeds the issue price of the Series C Preferred Stock upon the exercise of the call option or conversion option, the excess will be treated as a redemption premium that may result in certain circumstances in a constructive distribution or series of constructive distributions to U.S. holders of additional Series C Preferred Stock. The redemption price for the Series C Preferred Stock should be the liquidation preference of the Series C Preferred Stock. Assuming that the issue price of the Series C Preferred Stock is determined under principles similar to the OID Rules, the issue price for the Series C Preferred Stock should be the initial offering price to the public (excluding bond houses and brokers) at which a substantial amount of the Series C Preferred Stock is sold.

A redemption premium for the Series C Preferred Stock should not result in constructive distributions to U.S. holders of the Series C Preferred Stock if the redemption premium is less than a de minimis amount as determined under principles similar to the OID Rules. A redemption premium for the Series C Preferred Stock should be considered de minimis if such premium is less than .0025 of the Series C Preferred Stock’s liquidation value of $25.00 at maturity, multiplied by the number of complete years to maturity. Because the determination under the OID Rules of a maturity date for the Series C Preferred Stock is unclear, the remainder of this discussion assumes that the Series C Preferred Stock is issued with a redemption premium greater than a de minimis amount.

Company’s Call Option. The Company’s call option should not require constructive distributions of the redemption premium, if based on all of the facts and circumstances as of the issue date, the redemption pursuant to the Company’s call option is not more likely than not to occur. The Treasury regulations provide that an issuer’s right to redeem will not be treated as more likely than not to occur if: (i) the issuer and the holder of the stock are not related within the meaning of Section 267(b) or Section 707(b) of the Code (substituting “20%” for the phrase “50%”); (ii) there are no plans, arrangements, or agreements that effectively require or are intended to compel the issuer to redeem the stock; and (iii) exercise of the right to redeem would not reduce the yield on the stock determined using principles applicable to the determination of OID under the OID rules. The fact that a redemption right is not described in the preceding sentence does not mean that an issuer’s right to redeem is more likely than not to occur and the issuer’s right to redeem must still be tested under all the facts and circumstances to determine if it is more likely than not to occur. The Company believes that its right to redeem the Series C Preferred Stock should not be treated as more likely than not to occur under the foregoing test. Accordingly, no U.S. holder of Series C Preferred Stock should be required to recognize constructive distributions of the redemption premium because of the Company’s call option.

Holder’s Conversion Option. If upon a Change of Ownership or Control the Company does not exercise its call option and a U.S. holder elects to convert some or all of the holder’s Series C Preferred Stock into common stock of the Company, the holder should not recognize gain or loss upon the conversion excepts as noted below. The U.S. holder’s conversion of Series C Preferred Stock into common stock of the Company may result in a distribution taxed in the same manner as a cash distribution described under the heading “Material U.S. Federal Income Tax Consequences—U.S. holder: Distributions in General” if either: (i) the holder’s right is pursuant to a plan to periodically increase a shareholder’s proportionate interest in the assets or earnings and profits of the Company, or (ii) there are dividends in arrears on the Series C Preferred Stock at the time of the recapitalization, and as a result, increases the holder’s interest in the assets or earnings and profits of the Company. In the latter case, the amount of the constructive distribution is limited to the lesser of (i) the amount by which the value of the common stock received exceeds the issue price of Series C Preferred Stock, which in this case would be the redemption premium; or (ii) the amount of dividends in arrears on the Series C Preferred Stock. The Company believes that any conversion of Series C Preferred Stock into common stock should not be treated as pursuant to a plan to periodically increase the holders’ interest in the assets or earnings and profits of the Company because a holder’s right to convert requires a Change in Ownership or Control, neither of which is certain to occur or within the control of the holders of Series C Preferred Stock. Accordingly, the amount of any deemed distribution upon conversion should be the lesser of: (i) the redemption premium for Series C Preferred Stock or (ii) the amount of dividends in arrears. Assuming the Company makes monthly payments of dividends on the Series C Preferred Stock, any constructive distribution attributable to conversion of the Series C Preferred Stock into common stock of the Company should be limited in amount.

Disposition of Series C Preferred Stock, Including Redemptions. Upon any sale, exchange, redemption (except as discussed below), or other disposition of the Series C Preferred Stock, a U.S. holder will recognize capital gain or loss equal to the difference between the amount realized by the U.S. holder and the U.S. holder’s adjusted tax basis in the Series C Preferred Stock. Such capital gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period for the Series C Preferred Stock is longer than one year. A U.S. holder should consult its own tax advisors with respect to applicable tax rates and netting rules for capital gains and losses. Certain limitations exist on the deduction of capital losses by both corporate and non-corporate taxpayers. In addition, under the 2010 Reconciliation Act, gains recognized after December 31, 2012, by U.S. holders that are individuals could be subject to the 3.8% tax on net investment income.

A redemption of shares of the Series C Preferred Stock will generally be a taxable event. If the redemption is treated as a sale or exchange, instead of a dividend, a U.S. holder will recognize capital gain or loss (which will be long-term capital gain or loss, if the U.S. holder’s holding period for such Series C Preferred Stock exceeds one year), equal to the difference between the amount realized by the U.S. holder and the U.S. holder’s adjusted tax basis in the Series C Preferred Stock redeemed, except to the extent that any cash or the Company’s common stock or Series C Preferred Stock received is attributable to any accrued but unpaid dividends on the Series C Preferred Stock, which will be subject to the rules discussed above in “Material U.S. Federal Income Tax Consequences—U.S. holders: Distributions in General.” A payment made in redemption of Series C Preferred Stock may be treated as a dividend, rather than as payment in exchange for the Series C Preferred Stock, unless the redemption:

•	is “not essentially equivalent to a dividend” with respect to a U.S. holder under Section 302(b)(1) of the Code;

•	is a “substantially disproportionate” redemption with respect to a U.S. holder under Section 302(b)(2) of the Code;

•	results in a “complete redemption” of a U.S. holder’s stock interest in the Company under Section 302(b)(3) of the Code; or

•	is a redemption of stock held by a non-corporate shareholder, which results in a partial liquidation of the Company under Section 302(b)(4) of the Code.

In determining whether any of these tests has been met, a U.S. holder must take into account not only shares of Series C Preferred Stock and our common stock that the U.S. holder actually owns, but also shares that the U.S. holder constructively owns within the meaning of Section 318 of the Code.

A redemption payment will be treated as “not essentially equivalent to a dividend” if it results in a “meaningful reduction” in a U.S. holder’s aggregate stock interest in the Company, which will depend on the U.S. holder’s particular facts and circumstances at such time. If the redemption payment is treated as a dividend, the rules discussed above in “Material U.S. Federal Income Tax Consequences—U.S. holders: Distributions in General” apply.

Satisfaction of the “complete redemption” and “substantially disproportionate” exceptions is dependent upon compliance with the objective tests set forth in Section 302(b)(3) and Section 302(b)(2) of the Code, respectively. A redemption will result in a “complete redemption” if either all of the shares of our stock actually and constructively owned by a U.S. holder is exchanged in the redemption or all of the shares of our stock actually owned by the U.S. holder is exchanged in the redemption and the U.S. holder is eligible to waive, and the U.S. holder effectively waives, the attribution of shares of our stock constructively owned by the U.S. holder in accordance with the procedures described in Section 302(c)(2) of Code. A redemption does not qualify for the “substantially disproportionate” exception if the stock redeemed is only non-voting stock, and for this purpose, stock which does not have voting rights until the occurrence of an event is not voting stock until the occurrence of the specified event. Accordingly, any redemption of Series C Preferred Stock generally will not qualify for this exception because the voting rights are limited as provided in the “Description of Series C Preferred Stock—Voting Rights.”

For purposes of the “redemption from non-corporate shareholders in a partial liquidation” test, a distribution will be treated as in partial liquidation of a corporation if the distribution is not essentially equivalent to a dividend (determined at the corporate level rather than the shareholder level) and the distribution is pursuant to a plan and occurs within the taxable year in which the plan was adopted or within the succeeding taxable year. For these purposes, a distribution is generally not essentially equivalent to a dividend if the distribution results in a corporate contraction. The determination of what constitutes a corporate contraction is factual in nature, and had been interpreted under case law to include the termination of a business or line of business.

Each U.S. holder of Series C Preferred Stock should consult its own tax advisors to determine whether a payment made in redemption of Series C Preferred Stock will be treated as a dividend or a payment in exchange for the Series C Preferred Stock. If the redemption payment is treated as a dividend, the rules discussed above in “Material U.S. Federal Income Tax Consequences—U.S. holders: Distributions in General” apply.

Under proposed Treasury regulations, if any amount received by a U.S. holder in redemption of Series C Preferred Stock is treated as a distribution with respect to such holder’s Series C Preferred Stock, but not as a dividend, such amount will be allocated to all shares of Series C Preferred Stock held by such holder immediately before the redemption on a pro-rata basis. The amount applied to each share will reduce such holder’s adjusted tax basis in that share and any excess after the basis is reduced to zero will result in taxable gain. If such holder has different bases in shares of Series C Preferred Stock, then the amount allocated could reduce a portion of the basis in certain shares while reducing all of the basis, and giving rise to taxable gain, in other shares. Thus, such holder could have gain even if such holder’s aggregate adjusted tax basis in all shares of Series C Preferred Stock held exceeds the aggregate amount of such distribution.

The proposed Treasury regulations permit the transfer of basis in the redeemed shares of the Series C Preferred Stock to the holder’s remaining, unredeemed Series C Preferred stock (if any), but not to any other class of stock held, directly or indirectly, by the holder. Any unrecovered basis in the Series C Preferred Stock would be treated as a deferred loss to be recognized when certain conditions are satisfied. The proposed Treasury regulations would be effective for transactions that occur after the date the regulations are published as final Treasury regulations. There can, however, be no assurance as to whether, when and in what particular form such proposed Treasury regulations are ultimately finalized.

Information Reporting and Backup Withholding. Information reporting and backup withholding may apply with respect to payments of dividends on the Series C Preferred Stock and to certain payments of proceeds on the sale or other disposition of Series C Preferred Stock. Certain non-corporate U.S. holders may be subject to U.S. backup withholding (currently at a rate of 28%) on payments of dividends on the Series C Preferred Stock and certain payments of proceeds on the sale or other disposition of our Series C Preferred Stock unless the beneficial owner thereof furnishes the payor or its agent with a taxpayer identification number, certified under penalties of perjury, and certain other information, or otherwise establishes, in the manner prescribed by law, an exemption from backup withholding.

U.S. backup withholding tax is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability, which may entitle the U.S. holder to a refund, provided the U.S. holder timely furnishes the required information to the Internal Revenue Service.

Sunset Provisions of Certain Tax Rates. Several of the tax considerations described in this prospectus are subject to a sunset provision. On December 17, 2010, President Obama signed into law the Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010, extending through December 31, 2012 certain federal income tax rates which had been set to expire (i.e., “sunset”) on December 31, 2010. The amended sunset generally provides that for taxable years beginning after December 31, 2012, certain federal income tax rates will revert back to prior federal income tax rates. The impact of the sunset is not discussed in this prospectus. Consequently, U.S. holders are urged to consult their own tax advisors regarding the effect of the sunset based on their individual tax situations.

Non-U.S. holders:

You are a “Non-U.S. holder” if you are a beneficial owner of Series C Preferred Stock and you are not a “U.S. holder.”

Distributions on the Series C Preferred Stock. If distributions (whether in cash or our common stock or Series C Preferred Stock including constructive distributions as discussed under the heading “Material U.S. Federal Income Tax Consequences—U.S. holders: Distributions of Additional Shares of Common Stock or Series C Preferred Stock”) are made with respect to our Series C Preferred Stock, such distributions will be treated as dividends to the extent of our current and accumulated earnings and profits as determined under the Code and may be subject to withholding as discussed below. Any portion of a distribution that exceeds our current and accumulated earnings and profits will first be applied to reduce the Non-U.S. holder’s basis in the Series C Preferred Stock and, to the extent such portion exceeds the Non-U.S. holder’s basis, the excess will be treated as gain from the disposition of the Series C Preferred Stock, the tax treatment of which is discussed below under “Material U.S. Federal Income Tax Consequences—Non-U.S. holders: Disposition of Series C Preferred Stock, Including Redemptions.” In addition, if we are a U.S. real property holding corporation, i.e. a “USRPHC,” which we believe that we are currently, and any distribution exceeds our current and accumulated earnings and profits, we will need to choose to satisfy our withholding requirements either by treating the entire distribution as a dividend, subject to the withholding rules in the following paragraph (and withhold at a minimum rate of 10% or such lower rate as may be specified by an applicable income tax treaty for distributions from a USRPHC), or by treating only the amount of the distribution equal to our reasonable estimate of our current and accumulated earnings and profits as a dividend, subject to the withholding rules in the following paragraph, with the excess portion of the distribution subject to withholding at a rate of 10% or such lower rate as may be specified by an applicable income tax treaty as if such excess were the result of a sale of shares in a USRPHC (discussed below under “Material U.S. Federal Income Tax Consequences—Non-U.S. holders: Disposition of Series C Preferred Stock, Including Redemptions”), with a credit generally allowed against the Non-U.S. holder’s U.S. federal income tax liability in an amount equal to the amount withheld from such excess.

Dividends paid to a Non-U.S. holder of our Series C Preferred Stock will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. holder within the United States (and, where a tax treaty applies, are attributable to a permanent establishment maintained by the Non-U.S. holder in the United States) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied including completing Internal Revenue Service Form W-8ECI (or other applicable form). Instead, such dividends are subject to U.S. federal income tax on a net income basis in the same manner as if the Non-U.S. holder were a United States person as defined under the Code, unless an applicable income tax treaty provides otherwise. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A Non-U.S. holder of our Series C Preferred Stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required to (a) complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits, or (b) if our Series C Preferred Stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable Treasury regulations.

A Non-U.S. holder of our Series C Preferred Stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the Internal Revenue Service.

Disposition of Series C Preferred Stock, Including Redemptions. Any gain realized by a Non-U.S. holder on the disposition of our Series C Preferred Stock will not be subject to U.S. federal income or withholding tax unless:

•

the gain is effectively connected with a trade or business of the Non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the Non-U.S. holder in the United States);

•	the Non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition, and certain other conditions are met; or

•

we are or have been a USRPHC for U.S. federal income tax purposes, as such term is defined in Section 897(c) of the Code, and such Non-U.S. holder owned directly or pursuant to attribution rules at any time during the five-year period ending on the date of disposition more than 5% of our Series C Preferred Stock. This assumes that our Series C Preferred Stock is regularly traded on an established securities market, within the meaning of Section 897(c)(3) of the Code. We believe we are currently a USRPHC and that our Series C Preferred Stock will be regularly traded on an established securities market.

A Non-U.S. holder described in the first bullet point immediately above will generally be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates in the same manner as if the Non-U.S. holder were a United States person as defined under the Code, and if it is a corporation, may also be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty. An individual Non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax (or at such reduced rate as may be provided by an applicable treaty) on the gain derived from the sale, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States. A Non-U.S. holder described in the third bullet point above will be subject to U.S. federal income tax under regular graduated U.S. federal income tax rates with respect to the gain recognized in the same manner as if the Non-U.S. holder were a United States person as defined under the Code.

If a Non-U.S. holder is subject to U.S. federal income tax on any sale, exchange, redemption (except as discussed below), or other disposition of the Series C Preferred Stock, such a Non-U.S. holder will recognize capital gain or loss equal to the difference between the amount realized by the Non-U.S. holder and the Non-U.S. holder’s adjusted tax basis in the Series C Preferred Stock. Such capital gain or loss will be long-term capital gain or loss if the Non-U.S. holder’s holding period for the Series C Preferred Stock is longer than one year. A Non-U.S. holder should consult its own tax advisors with respect to applicable tax rates and netting rules for capital gains and losses. Certain limitations exist on the deduction of capital losses by both corporate and non-corporate taxpayers.

If a Non-U.S. holder is subject to U.S. federal income tax on any disposition of the Series C Preferred Stock, a redemption of shares of the Series C Preferred Stock will be a taxable event. If the redemption is treated as a sale or exchange, instead of a dividend, a Non-U.S. holder generally will recognize long-term capital gain or loss, if the Non-U.S. holder’s holding period for such Series C Preferred Stock exceeds one year, equal to the difference between the amount of cash received and fair market value of property received and the Non-U.S. holder’s adjusted tax basis in the Series C Preferred Stock redeemed, except that to the extent that any cash received is attributable to any accrued but unpaid dividends on the Series C Preferred Stock, which generally will be subject to the rules discussed above in “Material U.S. Federal Income Tax Consequences—Non-U.S. holders: Distributions on the Series C Preferred Stock.” A payment made in redemption of Series C Preferred Stock may be treated as a dividend, rather than as payment in exchange for the Series C Preferred Stock, in the same circumstances discussed above under “Material U.S. Federal Income Tax Consequences—U.S. holders: Disposition of Series C Preferred Stock, Including Redemptions.” Each Non-U.S. holder of Series C Preferred Stock should consult its own tax advisors to determine whether a payment made in redemption of Series C Preferred Stock will be treated as a dividend or as payment in exchange for the Series C Preferred Stock.

Information Reporting and Backup Withholding. We must report annually to the Internal Revenue Service and to each Non-U.S. holder the amount of dividends paid to such Non-U.S. holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. holder resides under the provisions of an applicable income tax treaty.

A Non-U.S. holder will not be subject to backup withholding on dividends paid to such Non-U.S. holder as long as such Non-U.S. holder certifies under penalty of perjury that it is a Non-U.S. holder (and the payor does not have actual knowledge or reason to know that such Non-U.S. holder is a United States person as defined under the Code), or such Non-U.S. holder otherwise establishes an exemption.

Depending on the circumstances, information reporting and backup withholding may apply to the proceeds received from a sale or other disposition of our Series C Preferred Stock unless the beneficial owner certifies under penalty of perjury that it is a Non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

U.S. backup withholding tax is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

Recently Enacted Legislation Relating to Foreign Accounts. Beginning with payments made after December 31, 2012, recently enacted legislation will generally impose a 30% withholding tax on dividends on Series C Preferred Stock and the gross proceeds of a disposition of Series C Preferred Stock that are paid to: (i) a foreign financial institution (as that term is defined in Section 1471(d)(4) of the Code) unless that foreign financial institution enters into an agreement with the U.S. Treasury Department to collect and disclose information regarding U.S. account holders of that foreign financial institution (including certain account holders that are foreign entities that have U.S. owners) and satisfies other requirements; and (ii) specified other foreign entities unless such entity certifies that it does not have any substantial U.S. owners or provides the name, address and taxpayer identification number of each substantial U.S. owner and such entity satisfies other specified requirements. Non-U.S. holders should consult their own tax advisors regarding the application of this legislation to them. Although such legislation applies to payments made after December 31, 2012, recently issued guidance by the Internal Revenue Service indicates that under future Treasury regulations, the FATCA withholding tax of 30% will not apply to dividends paid on shares of our Series C Preferred Stock until after December 31, 2013, and to gross proceeds from the disposition of shares of our Series C Preferred Stock until after December 31, 2014.

DILUTION

Our net tangible book value as of September 30, 2012, was approximately $14.6 million, or $0.47 per share of common stock. Net tangible book value per share is determined by dividing our total tangible assets less total liabilities by the number of shares of our common stock outstanding. Assuming the conversion of our Series C Preferred Stock outstanding at September 30, 2012 to common stock, our net tangible book value per share of common stock would be approximately $0.31.

After giving effect to the sale of 300,000 shares of Series C Preferred Stock on December 14, 2012 at an offering price of $21 per share, the sale of 975 shares of Series C Preferred Stock on December 18, 2012 at an offering price of $20.27 per share, and the sale of 1,208 shares of Series C Preferred Stock on December 19, 2012 at an offering price of $20.29 per share, and assuming the sale of 148,600(2) additional shares of Series C Preferred Stock during the term of the sales agreement with MLV & Co. at an assumed offering price of $19.70 per share (the closing price of our Series C Preferred Stock on the NYSE MKT on December 19, 2012) and the sale of 1,615,000(2) shares of common stock during the term of the sales agreement with MLV & Co. at an assumed offering price of $1.81 per share (the closing price of our common stock on the NYSE MKT on December 19, 2012), and after deducting the underwriting commissions and offering expenses paid or estimated to be payable by us, our as-adjusted net tangible book value of our common stock as of September 30, 2012 would have been approximately $25.9 million, or $0.67 per share of common stock (assuming conversion of our Series C Preferred Stock). This represents an immediate increase in the net tangible book value of $0.20 per share to existing stockholders and an immediate dilution of $1.14 per share to new investors participating in this offering.

The following table illustrates this per share dilution to new investors assuming conversion of our Series C Preferred Stock into common stock and completion of the offering:

Conversion price (assumed)	$1.81
Net tangible book value per share as of September 30, 2012	$0.47
Increase in net tangible book value per share attributable to this offering	$0.20
As adjusted net tangible book value per share as of September 30, 2012 after this offering	$0.67
Dilution per share to new investors in this offering	$1.14

(1)	Assuming maximum number of shares of common stock issuable upon conversion of the shares of Series C Preferred Stock upon certain conditions in a change of control using consideration of $1.81 per share of common stock (the closing price per share of our common stock on December 19, 2012).
(2)	Share amount calculated based on the assumption that approximately one half of the remaining amount that may be raised through sales of our common stock and Series C Preferred Stock pursuant to this prospectus will be raised through sales of our common stock; however, the actual amount of shares of our common stock sold pursuant to this prospectus may be greater or lower.

USE OF PROCEEDS

We currently intend to use the net proceeds from the sale of any shares of common stock or Series C Preferred Stock under this prospectus for capital expenditures, working capital, acquisitions (whether direct or indirect) and other investments, repayment or refinancing of indebtedness, the possible repurchase of our common stock, investments in our subsidiaries, redemption of all or a portion of our outstanding equity interests, general corporate purposes or other purposes. Pending any specific application, we may temporarily invest the net proceeds or apply them to the reduction of short-term indebtedness. The precise amounts and timing of the application of proceeds will depend upon our funding requirements and the availability of other funds. Accordingly, our management will have broad discretion in the timing and application of these proceeds.

PLAN OF DISTRIBUTION

Sales Agreement with MLV & Co.

We have entered into a sales agreement with MLV & Co. pursuant to which we may issue and sell shares of common stock and/or Series C Preferred Stock from time to time to the public through MLV & Co., as our sales manager. The sales agreement has been filed as an exhibit to our Current Report on Form 8-K filed with the SEC on December 11, 2012, and is incorporated by reference into this prospectus. Subject to the terms of applicable notices requesting the sale of shares of our common stock and shares of our Series C Preferred Stock by MLV & Co. to the public, we may sell shares of our common stock and Series C Preferred Stock by any method permitted by law deemed to be an “at-the-market” offering as defined in Rule 415 of the Securities Act, including without limitation sales made directly on or through the NYSE MKT, on any other existing trading market for the shares or to or through a market maker other than on an exchange, or by any other method permitted by law including in negotiated transactions at market prices prevailing at the time of sale. MLV & Co. will facilitate all sales from us to the public using commercially reasonable efforts consistent with its normal sales and trading practices on mutually agreed upon terms between MLV & Co. and us.

Each time we wish to issue and sell shares of common stock or Series C Preferred Stock, we will notify MLV & Co. of the proposed terms of the sale. Subject to the terms and conditions of the sales agreement, including agreement by MLV & Co. of the terms of the sale, MLV & Co. will use its commercially reasonable efforts, consistent with its normal trading and sales practices, to try to sell all of the designated shares of common stock or Series C Preferred Stock. We may instruct MLV & Co. not to sell shares of common stock or Series C Preferred Stock if the sales cannot be effected at or above the price designated by us in any such instruction. MLV & Co. will not be obligated to attempt to sell shares if the market price is below the designated price. We or MLV & Co. may suspend the offering of shares of common stock or Series C Preferred Stock at any time. MLV & Co. is not obligated to purchase any shares of our common stock or Series C Preferred Stock.

We are to pay to MLV & Co. in cash, upon each sale of shares of common stock or Series C Preferred Stock pursuant to the sales agreement, up to 6% of the gross proceeds per share from each sale. Because there is no minimum offering amount required as a condition to close this offering, the actual total public offering amount, commissions and proceeds to us, if any, are not determinable at this time. The remaining sales proceeds, after deducting any transaction fees imposed by any governmental or self-regulatory organization in connection with the sales, will equal our net proceeds for the sale of the shares. We are also required to pay up to $25,000 of the expenses of MLV & Co. incident to the performance of its obligations under the sales agreement.

Settlement for sales of common stock and Series C Preferred Stock will occur on the third trading day (i.e., a day on which the common stock and the Series C Preferred Stock is traded on the NYSE MKT) following the date on which any sales are made in return for payment of the net proceeds to us. There is no arrangement for funds to be received in an escrow, trust or similar arrangement.

In connection with facilitating the sale of common stock and Series C Preferred Stock on our behalf, MLV & Co. is an “underwriter” within the meaning of the Securities Act, and compensation to MLV & Co. constitutes underwriting commissions. We have agreed to provide indemnification to MLV & Co., its partners, members, directors, officers, employees, agents, and each person who controls MLV & Co. within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, and contribution to MLV & Co., in each case with respect to certain civil liabilities, including liabilities under the Securities Act. MLV & Co. may engage in transactions with, or perform services for, us in the ordinary course of business.

This summary of the material provisions of the sales agreement does not purport to be a complete statement of its terms and conditions. As noted above, copy of the sales agreement has been filed with the SEC and is incorporated by reference into this prospectus. See “Where You Can Find More Information” below.

To the extent required by Regulation M, MLV & Co. will not engage in any market making activities involving our securities while the offering is ongoing under this prospectus.

The offering of common stock and Series C Preferred Stock in accordance with the sales agreement will terminate upon the earlier of:

•	the sale of all shares of common stock and Series C Preferred Stock subject to the sales agreement; or

•	the termination of the sales agreement.

The sales agreement may be terminated by us or MLV & Co. at any time by giving 10 days’ notice.

MLV & Co. served as an underwriter in connection with our initial public offering of 425,000 shares of the Series C Preferred Stock that was conducted on a “best-efforts” basis.

DESCRIPTION OF SERIES C PREFERRED STOCK

The terms of the Series C Preferred Stock are contained in a certificate of designation that amends our certificate of incorporation, as amended. The following description is a summary of the material provisions of the Series C Preferred Stock and the certificate of designation. It does not purport to be complete. We urge you to read the certificate of designation because it, and not this description, defines your rights as a holder of shares of Series C Preferred Stock. As used in this section, the terms “GreenHunter,” “us,” “we” or “our” refer to GreenHunter Energy, Inc. and not any of its subsidiaries.

General

Our board of directors is authorized to cause us to issue, from our authorized but unissued shares of preferred stock, one or more series of preferred stock, to establish from time to time the number of shares to be included in each such series, and to fix the designation and any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of the shares of each such series. Pursuant to this authority, prior to this offering, our board of directors established the terms of the Series C Preferred Stock, which are described below.

When issued, the Series C Preferred Stock will be validly issued, fully paid and non-assessable. The holders of the Series C Preferred Stock have no preemptive rights with respect to any of our stock or any securities convertible into (other than as described below under the heading “Conversion Rights”) or carrying rights or options to purchase any such stock. The Series C Preferred Stock is not subject to any sinking fund or other obligation of us to redeem or retire the Series C Preferred Stock, but we may redeem the Series C Preferred Stock as described below under “Redemption.” Unless redeemed or repurchased by us, the Series C Preferred Stock will have a perpetual term with no maturity.

Our shares of Series C Preferred Stock trade on the NYSE MKT under the symbol “GRH.PRC.”

The Series C Preferred Stock will be issued and maintained in book-entry form registered in the name of the nominee, The Depository Trust Company, except in limited circumstances. See “Book-Entry Procedures” below.

The transfer agent, registrar and dividend disbursing agent for the Series C Preferred Stock is Securities Transfer Corporation.

Ranking

The Series C Preferred Stock ranks: (i) senior to our common stock and any other equity securities that we may issue in the future, the terms of which specifically provide that such equity securities rank junior to such Series C Preferred Stock, in each case with respect to payment of dividends and amounts upon liquidation, dissolution or winding up, referred to as “junior shares;” (ii) equal to any shares of equity securities that we may issue in the future, the terms of which specifically provide that such equity securities rank on par with such Series C Preferred Stock, in each case with respect to payment of dividends and amounts upon liquidation, dissolution or winding up, referred to as “parity shares;” (iii) junior to our Series A Preferred Stock and Series B Preferred Stock; (iv) junior to all other equity securities issued by us, the terms of which specifically provide that such equity securities rank senior to such Series C Preferred Stock, in each case with respect to payment of dividends and amounts upon liquidation, dissolution or winding up (any such creation would require the affirmative vote of the holders of at least two-thirds of the outstanding shares of Series C Preferred Stock), referred to, together with the Series A Preferred Stock and Series B Preferred Stock, as “senior shares;” and (v) junior to all our existing and future indebtedness.

Dividends

Holders of the Series C Preferred Stock are entitled to receive, when and as declared by our board of directors, out of funds legally available for the payment of dividends, cumulative cash dividends at the rate of 10% per annum of the $25.00 per share liquidation preference, equivalent to $2.50 per annum per share. We are current in our payments of cash dividends to our currently issued and outstanding shares of Series C Preferred Stock.

With respect to monthly dividend periods, we anticipate setting the record date for each monthly dividend period on or about the fifteenth of every month with dividends for such monthly dividend period to be paid at the end of such month to such holders of record. Holders of Series C Preferred Stock will only be entitled to dividend payments for each monthly dividend period pursuant to which they are the holder of record as of the applicable record date. Accordingly, any shares of Series C Preferred Stock initially issued after the record date for a monthly dividend period (which is expected to be on or about the fifteenth of each monthly dividend period) will not be entitled to dividends for such monthly dividend period. Dividends will generally be payable monthly in arrears on the last day of each calendar month; provided, that if such day falls on a national holiday or a weekend, such dividends will be due and payable on the next business day following such weekend or national holiday. Dividends payable on the shares of Series C Preferred Stock for any partial dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months. We will pay dividends to holders of record as they appear in our stock records at the close of business on the applicable record date, which will be the 10th day preceding the applicable payment date, or such other date we establish no less than ten days and no more than 30 days preceding the payment date.

We will not declare or pay or set aside for payment any dividend on the shares of Series C Preferred Stock if the terms of any of our agreements or senior shares, including agreements relating to our indebtedness and the certificate of designation relating to our Series A Preferred Stock and Series B Preferred Stock, prohibit that declaration, payment or setting aside of funds or provide that the declaration, payment or setting aside of funds is a breach of or a default under that agreement, or if the declaration, payment or setting aside of funds is restricted or prohibited by law. The terms of our Series A Preferred Stock and Series B Preferred Stock prohibit the payment of cash dividends on our equity securities ranking junior to the Series A Preferred Stock and Series B Preferred Stock, which will include the Series C Preferred Stock, unless all accrued dividends on the Series A Preferred Stock and Series B Preferred Stock have been paid in full in cash or in kind, but the terms of our Series B Preferred Stock do not require us to declare a dividend on such shares. In addition, future debt, contractual covenants or arrangements we enter into may restrict or prevent future dividend payments. See the risk factor entitled “We could be prevented from paying dividends on the Series C Preferred Stock” on page 21 of this prospectus for additional information.

Notwithstanding the foregoing, however, dividends on the shares of Series C Preferred Stock will accrue regardless of whether: (i) the terms of our senior shares or our agreements, including our existing or future indebtedness, at any time prohibit the current payment of dividends; (ii) we have earnings; (iii) there are funds legally available for the payment of such dividends; or (iv) such dividends are declared by our board of directors. Except as otherwise provided, accrued but unpaid distributions on the shares of Series C Preferred Stock will not bear interest, and holders of the shares of Series C Preferred Stock will not be entitled to any distributions in excess of full cumulative distributions as described above. All of our dividends on the shares of Series C Preferred Stock will be credited to the previously accrued dividends on the shares of Series C Preferred Stock. We will credit any dividends paid on the shares of Series C Preferred Stock first to the earliest accrued and unpaid dividend due. As described more fully above, the payment of dividends with respect to the Series C Preferred Stock is subordinate to any dividends to which holders of our Series A Preferred Stock and Series B Preferred Stock are entitled.

We may not declare or pay any dividends, or set aside any funds for the payment of dividends, on shares of common stock or other junior shares, or redeem, purchase or otherwise acquire shares of common stock or other junior shares, unless we also have declared and either paid or set aside for payment the full cumulative dividends on the shares of Series C Preferred Stock for all past dividend periods.

If we do not declare and either pay or set aside for payment the full cumulative dividends on the shares of Series C Preferred Stock and all parity shares, the amount which we have declared will be allocated pro rata to the shares of Series C Preferred Stock and to each parity share so that the amount declared for each share of Series C Preferred Stock and for each parity share is proportionate to the accrued and unpaid distributions on those shares.

Failure to Make Dividend Payments

If we have committed a dividend default by failing to pay the accrued cash dividends on the outstanding Series C Preferred Stock in full for any monthly dividend period within a quarterly period for a total of four consecutive or non-consecutive quarterly periods, then until we have paid all accrued dividends on the shares of our Series C Preferred Stock for all dividend periods up to and including the dividend payment date on which the accumulated and unpaid dividends are paid in full: (i) the annual dividend rate on the Series C Preferred Stock will be increased to 12% per annum, which we refer to as the Penalty Rate, commencing on the first day after the dividend payment date on which such dividend default occurs; (ii) if we do not pay dividends in cash, dividends on the Series C Preferred Stock, including all accrued but unpaid dividends, will be paid either (a) if our common stock is then listed or quoted on the New York Stock Exchange, the NYSE MKT or The NASDAQ Global, Global Select or Capital Market, or a comparable national exchange (each a “national exchange”), in the form of our fully-tradable registered common stock (based on the weighted average daily trading price for the ten business day period ending on the business day immediately preceding the payment) and cash in lieu of any fractional share, or (b) if our common stock is not then listed on a national exchange, in the form of additional shares of Series C Preferred Stock with a liquidation value equal to the amount of the dividend and cash in lieu of any fractional share; and (iii) the holders of our Series C Preferred Stock will have the voting rights described below, until we have paid all dividends on the shares of our Series C Preferred Stock for all dividend periods up to and including the dividend payment date on which the accumulated and unpaid dividends are paid in full. See “Voting Rights” below. Once we have paid all accumulated and unpaid dividends in full and have paid cash dividends at the Penalty Rate in full for each month for an additional two consecutive quarters, the dividend rate will be restored to the stated rate and the foregoing provisions will not be applicable, unless we again fail to pay any monthly dividend for any future quarter.

We are required by the terms of the certificate of designation governing the Series C Preferred Stock to reserve a sufficient number of shares of our common stock or Series C Preferred Stock for the payment of dividends in additional shares of our common stock or Series C Preferred Stock.

Failure to Maintain National Market Listing of Series C Preferred Stock

If we fail to maintain the listing of the Series C Preferred Stock on a national exchange for at least 180 consecutive days, then: (i) the annual dividend rate on the Series C Preferred Stock will be increased to the Penalty Rate commencing on the 181st day, in a period of 181 consecutive days, that the Series C Preferred Stock is not listed on a national exchange, and (ii) holders of Series C Preferred Stock will have the voting rights described below. See “Voting Rights” below. When the Series C Preferred Stock is once again listed on a national exchange, the dividend rate will be restored to the Stated Rate and the foregoing provisions will not be applicable, unless the Series C Preferred Stock is again no longer listed on a national exchange.

Liquidation Preference

Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, then, before any distribution or payment shall be made to the holders of any common stock or any other class or series of junior shares in the distribution of assets upon any liquidation, dissolution or winding up of us, the holders of Series C Preferred Stock shall be entitled to receive out of our assets legally available for distribution to stockholders, liquidating distributions in the amount of the liquidation preference, or $25.00 per share, plus an amount equal to all dividends (whether or not earned or declared) accrued and unpaid thereon. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series C Preferred Stock will have no right or claim to any of our remaining assets. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, our available assets are insufficient to pay the amount of the liquidating distributions on all outstanding Series C Preferred Stock and the corresponding amounts payable on all senior shares and parity shares, then after payment of the liquidating distribution on all outstanding senior shares, the holders of the Series C Preferred Stock and all other such classes or series of parity shares shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled. For such purposes, the consolidation or merger of us with or into any other entity, or the sale, lease or conveyance of all or substantially all of our property or business, or a statutory share exchange shall not be deemed to constitute a voluntary or involuntary liquidation, dissolution or winding up of us.

The certificate of designation for the Series C Preferred Stock does not contain any provision requiring funds to be set aside to protect the liquidation preference of the Series C Preferred Stock.

Redemption

General

We may not redeem the Series C Preferred Stock prior to June 30, 2015, except following a “Change of Ownership or Control” as described below in this prospectus. On or after June 30, 2015, we, at our option, upon not less than 30 nor more than 60 days’ written notice, may redeem the Series C Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus all accrued and unpaid dividends thereon to the date fixed for redemption, without interest. If fewer than all of the outstanding Series C Preferred Stock are to be redeemed, the number of shares to be redeemed will be determined by us and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held by such holders (with adjustments to avoid redemption of fractional shares) or by lot in an equitable manner determined by us.

Unless full cumulative dividends on all Series C Preferred Stock and all parity shares shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, no Series C Preferred Stock or parity shares shall be redeemed unless all outstanding Series C Preferred Stock and parity shares are simultaneously redeemed; provided, however, that the foregoing shall not prevent the purchase or acquisition of Series C Preferred Stock or parity shares pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Series C Preferred Stock and parity shares. Furthermore, unless full cumulative dividends on all outstanding Series C Preferred Stock and parity shares have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, we shall not purchase or otherwise acquire directly or indirectly any Series C Preferred Stock or parity shares (except by conversion into or exchange for our junior shares and parity shares).

From and after the redemption date (unless we default in payment of the redemption price), all dividends will cease to accumulate on the Series C Preferred Stock, such shares shall no longer be deemed to be outstanding, and all of your rights as a holder of shares of Series C Preferred Stock will terminate with respect to such shares, except the right to receive the redemption price and all accrued and unpaid dividends up to the redemption date.

Procedures

Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of Series C Preferred Stock at the address shown on our share transfer books. Each notice shall state: (i) the redemption date, (ii) the number of shares of Series C Preferred Stock to be redeemed, (iii) the redemption price of $25.00 per share of Series C Preferred Stock, plus any accrued and unpaid dividends through the date of redemption, (iv) the place or places where any certificates issued for Series C Preferred Stock other than through the DTC book entry described below, are to be surrendered for payment of the redemption price, (v) that dividends on the Series C Preferred Stock will cease to accrue on such redemption date, and (vi) any other information required by law or by the applicable rules of any exchange upon which the Series C Preferred Stock may be listed or admitted for trading. If fewer than all outstanding shares of Series C Preferred Stock are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of shares of Series C Preferred Stock to be redeemed from each such holder.

At our election, on or prior to the redemption date, we may irrevocably deposit the redemption price (including accrued and unpaid dividends) of the Series C Preferred Stock so called for redemption in trust for the holders thereof with a bank or trust company, in which case the notice to holders of the Series C Preferred Stock will (i) state the date of such deposit, (ii) specify the office of such bank or trust company as the place of payment of the redemption price, and (iii) require such holders to surrender any certificates issued for Series C Preferred Stock other than through the DTC book entry described below at such place on or about the date fixed in such redemption notice (which may not be later than such redemption date) against payment of the redemption price (including all accrued and unpaid dividends to the redemption date). Any interest or other earnings earned on the redemption price (including all accrued and unpaid dividends) deposited with a bank or trust company will be paid to us. Any monies so deposited that remain unclaimed by the holders of the Series C Preferred Stock at the end of six months after the redemption date will be returned to us by such bank or trust company. If we make such a deposit, shares of the Series C Preferred Stock shall not be considered outstanding for purposes of voting or determining shares entitled to vote on any matter on or after the date of such deposit.

On or after the date fixed for redemption, each holder of shares of Series C Preferred Stock that holds a certificate other than through the DTC book entry described below must present and surrender each certificate representing his Series C Preferred Stock to us at the place designated in the applicable notice and thereupon the redemption price of such shares will be paid to or on the order of the person whose name appears on such certificate representing the Series C Preferred Stock as the owner thereof, each surrendered certificate will be canceled and the shares will be retired and restored to the status of undesignated, authorized shares of preferred stock.

If we redeem any shares of Series C Preferred Stock and if the redemption date occurs after a dividend record date and on or prior to the related dividend payment date, the dividend payable on such dividend payment date with respect to such shares called for redemption shall be payable on such dividend payment date to the holders of record at the close of business on such dividend record date, and shall not be payable as part of the redemption price for such shares.

Special Redemption upon Change of Ownership or Control

Following a “Change of Ownership or Control” of us by a person, entity or group, we (or the acquiring entity) will have the option to redeem the Series C Preferred Stock, in whole but not in part, within 120 days after the date on which the Change of Ownership or Control has occurred for cash, at $25.00 per share, plus accrued and unpaid dividends (whether or not earned or declared), up to the redemption date. However, if we (or the acquiring entity) have not notified the holders of the Series C Preferred Stock before such an event of our intent to redeem the Series C Preferred Stock, the holders of the Series C Preferred Stock have the right to convert their Series C Preferred Stock into shares of our common stock immediately before consummation of the Change of Ownership or Control transaction and to participate in such transaction along with the holders of our common stock. The Series C Preferred Stock is convertible at such time into an amount of common stock equal to the result of dividing the sum of the $25.00 per share liquidation preference plus the amount of any accrued but unpaid dividends up to but not including the date of the consummation of such transaction by the value of the consideration offered for each share of common stock; provided that such common stock consideration does not exceed 27.9329, which 27.9329 amount is subject to pro rata adjustments for any stock splits, subdivisions or combinations, which we refer to in our certificate of designations as the “Share Cap”.

A “Change of Ownership or Control” shall be deemed to have occurred on the date: (i) that a “person” or “group” (within the meaning of Sections 13(d) and 14(d) of the Exchange Act) becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person or group shall be deemed to have beneficial ownership of all shares of voting stock that such person or group has the right to acquire regardless of when such right is first exercisable), directly or indirectly, of voting stock representing more than 50% of the total voting power of the voting stock of our company; (ii) that we sell, transfer or otherwise dispose of all or substantially all of our assets; or (iii) of the consummation of a merger or share exchange of our company with another entity where our stockholders immediately prior to the merger or share exchange would not beneficially own, immediately after the merger or share exchange, shares representing 50% or more of the outstanding voting stock of the corporation issuing cash or securities in the merger or share exchange (without consideration of the rights of any class of stock to elect directors by a separate group vote), or where members of our board of directors immediately prior to the merger or share exchange would not immediately after the merger or share exchange constitute a majority of the board of directors of the corporation issuing cash or securities in the merger or share exchange. “Voting stock” shall mean stock of any class or kind having the power to vote generally for the election of directors.

Voting Rights

Except as indicated below, the holders of Series C Preferred Stock have no voting rights.

If and whenever either (i) cash dividends on any outstanding Series C Preferred Stock have not been paid in full for any monthly dividend period for any four consecutive or non-consecutive quarterly periods, whether or not earned or declared, or (ii) the Series C Preferred Stock is not listed on a national exchange for a period of at least 180 consecutive days after it becomes eligible for listing, the number of directors then constituting our board of directors will increase by two, and the holders of Series C Preferred Stock, voting together as a class with the holders of any other parity shares upon which like voting rights have been conferred (any such other series, being “voting preferred shares”), will have the right to elect two additional directors to serve on our board of directors at any annual meeting of stockholders, or special meeting held in place thereof, or a special meeting of the holders of Series C Preferred Stock and such voting preferred shares called at the request of any holder of record of the Series

C Preferred Stock or by a holder of such voting preferred shares and at each subsequent annual meeting of stockholders until all such dividends and all dividends for the current quarterly period on the Series C Preferred Stock and such other voting preferred shares have been paid or declared and paid or set aside for payment for two consecutive quarterly periods, or until the Series C Preferred Stock is again subject to a national market listing, as applicable. The term of office of all directors so elected will terminate with the termination of such voting rights.

The approval of two-thirds of the outstanding Series C Preferred Stock and all other series of voting preferred shares similarly affected, voting as a single class, is required in order to: (i) amend our certificate of incorporation if such amendment materially and adversely affects the rights, preferences or voting power of the holders of the Series C Preferred Stock or the voting preferred shares; (ii) enter into a statutory share exchange that affects the Series C Preferred Stock, consolidate with or merge into another entity, or permit another entity to consolidate with or merge into us, unless in each such case each share of Series C Preferred Stock remains outstanding without a material adverse change to its terms and rights or is converted into or exchanged for preferred stock of the surviving entity having preferences, rights, voting powers, restrictions, limitations as to dividends, qualifications and terms or conditions of redemption thereof identical to that of the Series C Preferred Stock (except for changes that do not materially and adversely affect the holders of the Series C Preferred Stock); or (iii) authorize, reclassify, create, or increase the authorized amount of any class of stock having rights senior to the Series C Preferred Stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up. The creation of a class of parity shares or an increase of the authorized number of Series C Preferred Stock shall require the approval of the majority of the outstanding Series C Preferred Stock. However, we may create additional classes of shares ranking junior to the Series C Preferred Stock as to dividends or upon liquidation (each, referred to as “junior shares”), increase the authorized number of junior shares and issue additional shares of Series C Preferred Stock, series of parity shares and junior shares without the consent of any holder of Series C Preferred Stock.

The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required will be effected, all outstanding Series C Preferred Stock have been redeemed in accordance with their terms or called for redemption in accordance with their terms and sufficient funds shall have been deposited in trust to effect such redemption.

Except as provided above, the holders of Series C Preferred Stock are not entitled to vote on any merger or consolidation involving us or a sale of all or substantially all of our assets or any amendment to our certificate of incorporation.

Conversion Rights

The shares of Series C Preferred Stock are not convertible into or exchangeable for any of our other property or securities except under certain circumstances upon a change of ownership or control transaction.

Upon the occurrence of a change of ownership or control, which we refer to as the Change of Control Date, each holder of shares of our Series C Preferred Stock will have the right, unless prior to the Change of Control Date we have provided notice of our election to redeem the shares of Series C Preferred Stock , as described above under the section entitled “Special Redemption upon Change of Ownership or Control,” to convert some or all of the shares of Series C Preferred Stock held by such holder on the Change of Control Date into a number of shares of our common stock, which we refer to as the Change of Control Conversion Right. The number of shares of common stock obtained upon such conversion would be equal to the lesser of (i) the quotient obtained by dividing (A) the sum of (x) the $25.00 per share liquidation preference plus (y) the amount of any accumulated and unpaid dividends to, but not including, the change of control date (unless the change of control date is after a dividend record date and prior to the corresponding dividend payment date, in which case no additional amount for such accumulated and unpaid dividends will be included in such sum) by (B) the consideration per share of common stock paid in the change of ownership or control, and (ii) 27.9329, or the Share Cap.

The Share Cap is subject to pro rata adjustments for any stock splits (including those effected pursuant to a dividend payable in shares of our common stock, subdivisions or combinations, which we refer to as Stock Splits, with respect to shares of our common stock as follows: the adjusted Share Cap as the result of a Stock Split shall be the number of shares of common stock that is equivalent to the product obtained by multiplying (i) the Share Cap in effect immediately prior to such Stock Split by (ii) a fraction, the numerator of which is the number of shares of common stock outstanding after giving effect to such Stock Split and the denominator of which is the number of shares of our common stock outstanding immediately prior to such Stock Split.

In the case of a change of ownership or control pursuant to which shares of common stock shall be converted into cash, securities or other property or assets (including any combination thereof), which we refer to as Alternative Form Consideration, a holder of shares of Series C Preferred Stock shall receive upon conversion of such shares of Series C Preferred Stock the kind and amount of Alternative Form Consideration which such holder of shares of Series C Preferred Stock would have owned or been entitled to receive upon the change of ownership or control had such holder of Series C Preferred Stock held a number of shares of our common stock equal to the consideration immediately prior to the effective time of the Change of Ownership or Control.

In the event that holders of shares of our common stock have the opportunity to elect the form of consideration to be received in the change of ownership or control, the consideration that the holders of shares of Series C Preferred Stock shall receive shall be in the form and proportion of the aggregate consideration elected by the holders of the shares of our common stock who participate in the determination (based on the weighted average of elections) and shall be subject to any limitations to which all holders of shares of our common stock are subject, including, without limitation, pro rata reductions applicable to any portion of the consideration payable in the change of ownership or control.

No fractional shares of our common stock shall be issued upon the conversion of the Series C Preferred Stock. In lieu of fractional shares, holders shall be entitled to receive the cash value of such fractional shares based on the price of shares of our common stock.

Within 15 days following the occurrence of a change of ownership or control, a notice of occurrence of the change of ownership or control, describing the resulting Change of Control Conversion Right, shall be delivered to the holders of record of the Series C Preferred Stock at their addresses as they appear on our share transfer records and notice shall be provided to our transfer agent. No failure to give such notice or any defect thereto or in the mailing thereof shall affect the validity of the proceedings for the conversion of any Series C Preferred Stock except as to the holder to whom notice was defective or not given. Each notice shall state: (i) the events constituting the change of ownership or control; (ii) the date of the change of ownership or control; (iii) the last date on which the holders of shares of Series C Preferred Stock may exercise their Change of Control Conversion Right; (iv) the method and period for calculating the price per share of our common stock; (v) the Change of Control Conversion Date, which shall be a business day occurring within 20 to 35 days following the date of such notice; (vi) that if, prior to the Change of Control Conversion Date, we have provided or will provide notice of our election to redeem all or any portion of the Series C Preferred Stock, the holder will not be able to convert shares of Series C Preferred Stock and such Series C Preferred Stock shall be redeemed on the related redemption date, even if they have already been tendered for conversion pursuant to the Change of Control Conversion Right; (vii) if applicable, the type and amount of Alternative Form Conversion Consideration entitled to be received per share of Series C Preferred Stock; (viii) the name and address of the paying agent and the conversion agent; and (ix) the procedures that the holders of shares of Series C Preferred Stock must follow to exercise the Change of Control Conversion Right.

In order to exercise the Change of Control Conversion Right, a holder of shares of Series C Preferred Stock shall be required to deliver, on or before the close of business on the Change of Control Conversion Date, the certificates evidencing the shares of Series C Preferred Stock, to the extent such shares are certificated, to be converted, duly endorsed for transfer, together with a written conversion notice completed, to our transfer agent. Such notice shall state: (i) the relevant Change of Control Conversion Date; (ii) the number of shares of Series C Preferred Stock to be converted; and (iii) that the shares of Series C Preferred Stock are to be converted pursuant to the applicable terms of the Series C Preferred Stock. Notwithstanding the foregoing, if the Series C Preferred Stock are held in global form, such notice shall comply with applicable procedures of The Depository Trust Company, or the DTC.

Holders of shares of Series C Preferred Stock may withdraw any notice of exercise of a Change of Control Conversion Right (in whole or in part) by a written notice of withdrawal delivered to our transfer agent prior to the close of business on the business day prior to the Change of Control Conversion Date. The notice of withdrawal must state: (i) the number of withdrawn shares of Series C Preferred Stock; (ii) if certificated shares of Series C Preferred Stock have been issued, the certificate numbers of the withdrawn shares of Series C Preferred Stock; and (iii) the number of shares of Series C Preferred Stock, if any, which remain subject to the conversion notice. Notwithstanding the foregoing, if the Series C Preferred Stock is held in global form, the notice of withdrawal shall comply with applicable procedures of DTC.

Shares of Series C Preferred Stock as to which the Change of Control Conversion Right has been properly exercised and for which the conversion notice has not been properly withdrawn shall be converted into the applicable conversion consideration in accordance with the Change of Control Conversion Right on the Change of Control Conversion Date, unless, prior to the Change of Control Conversion Date, we have provided or provide notice of our election to redeem such shares of Series C Preferred Stock. If we elect to redeem such Series C Preferred Stock that would otherwise be converted into the applicable conversion consideration on a Change of Control Conversion Date, such Series C Preferred Stock shall not be so converted and the holders of such shares shall be entitled to receive on the applicable redemption date $25.00 per share, plus any accrued and unpaid distributions thereon to, but not including, the redemption date.

In any event, we shall deliver the applicable conversion consideration no later than the third business day following the Change of Control Conversion Date.

Information Rights

During any period in which we are not subject to Section 13 or 15(d) of the Exchange Act and any shares of Series C Preferred Stock are outstanding, we will: (i) transmit by mail to all holders of Series C Preferred Stock, as their names and addresses appear in our record books and without cost to such holders, copies of the annual reports and quarterly reports that we would have been required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act if we were subject to such sections (other than any exhibits that would have been required); and (ii) promptly upon written request, supply copies of such reports to any prospective holder of Series C Preferred Stock. We will mail the reports to the holders of Series C Preferred Stock within 15 days after the respective dates by which we would have been required to file the reports with the SEC if we were subject to Section 13 or 15(d) of the Exchange Act.

Book-Entry Procedures

The Depository Trust Company & Clearing Corporation, which we refer to as DTC, will act as securities depositary for the Series C Preferred Stock. We will issue one or more fully registered global securities certificates in the name of DTC’s nominee, Cede & Co. These certificates will represent the total aggregate number of shares of Series C Preferred Stock. We will deposit these certificates with DTC or a custodian appointed by DTC. We will not issue certificates to you for the Series C Preferred Stock that you purchase, unless DTC’s services are discontinued as described below.

Title to book-entry interests in the Series C Preferred Stock will pass by book-entry registration of the transfer within the records of DTC, as the case may be, in accordance with their respective procedures. Book-entry interests in the securities may be transferred within DTC in accordance with procedures established for these purposes by DTC.

Each person owning a beneficial interest in the Series C Preferred Stock must rely on the procedures of DTC and the participant through which such person owns its interest to exercise its rights as a holder of the Series C Preferred Stock.

DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered under the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants, referred to as “Direct Participants”, deposit with DTC. DTC also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the NYSE Amex, and the Financial Industry Regulatory Authority, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly, referred to as “Indirect Participants.” The rules applicable to DTC and its Direct and Indirect Participants are on file with the SEC.

When you purchase the Series C Preferred Stock within the DTC system, the purchase must be made by or through a Direct Participant. The Direct Participant will receive a credit for the Series C Preferred Stock on DTC’s records. You, as the actual owner of the Series C Preferred Stock, are the “beneficial owner.” Your beneficial ownership interest will be recorded on the Direct and Indirect Participants’ records, but DTC will have no knowledge of your individual ownership. DTC’s records reflect only the identity of the Direct Participants to whose accounts Series C Preferred Stock is credited.

You will not receive written confirmation from DTC of your purchase. The Direct or Indirect Participants through whom you purchased the Series C Preferred Stock should send you written confirmations providing details of your transactions, as well as periodic statements of your holdings. The Direct and Indirect Participants are responsible for keeping an accurate account of the holdings of their customers like you.

Transfers of ownership interests held through Direct and Indirect Participants will be accomplished by entries on the books of Direct and Indirect Participants acting on behalf of the beneficial owners.

The laws of some states may require that specified purchasers of securities take physical delivery of the Series C Preferred Stock in definitive form. These laws may impair the ability to transfer beneficial interests in the global certificates representing the Series C Preferred Stock.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

We understand that, under DTC’s existing practices, in the event that we request any action of holders, or an owner of a beneficial interest in a global security such as you desires to take any action which a holder is entitled to take under our certificate of incorporation, as amended or supplemented, DTC would authorize the Direct Participants holding the relevant shares to take such action, and those Direct Participants and any Indirect Participants would authorize beneficial owners owning through those Direct and Indirect Participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

Redemption notices will be sent to Cede & Co. If less than all of the outstanding shares of Series C Preferred Stock are being redeemed, DTC will reduce each Direct Participant’s holdings of Series C Preferred Stock in accordance with its procedures.

In those instances where a vote is required, neither DTC nor Cede & Co. itself will consent or vote with respect to the Series C Preferred Stock. Under its usual procedures, DTC would mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the Series C Preferred Stock is credited on the record date, which are identified in a listing attached to the omnibus proxy.

Dividends on the Series C Preferred Stock will be made directly to DTC. DTC’s practice is to credit participants’ accounts on the relevant payment date in accordance with their respective holdings shown on DTC’s records unless DTC has reason to believe that it will not receive payment on that payment date.

Payments by Direct and Indirect Participants to beneficial owners such as you will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name.” These payments will be the responsibility of the participant and not of DTC, us or any agent of ours.

DTC may discontinue providing its services as securities depositary with respect to the Series C Preferred Stock at any time by giving reasonable notice to us. Additionally, we may decide to discontinue the book-entry only system of transfers with respect to the Series C Preferred Stock. In that event, we will print and deliver certificates in fully registered form for the Series C Preferred Stock. If DTC notifies us that it is unwilling to continue as securities depositary, or if it is unable to continue or ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days after receiving such notice or becoming aware that DTC is no longer so registered, we will issue the Series C Preferred Stock in definitive form, at our expense, upon registration of transfer of, or in exchange for, such global security.

According to DTC, the foregoing information with respect to DTC has been provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

Initial settlement for the Series C Preferred Stock will be made in immediately available funds. Secondary market trading between DTC’s participants will occur in the ordinary way in accordance with DTC’s rules and will be settled in immediately available funds using DTC’s Same-Day Funds Settlement System.

DESCRIPTION OF OUR CAPITAL STOCK

The following is a summary description of the rights of our common stock and preferred stock and related provisions of our certificate of incorporation, as amended, and our bylaws. The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our certificate of incorporation, as amended (including our certificates of designations) and our bylaws, which are filed as exhibits to the registration statement of which this prospectus forms a part.

Common Stock

Our certificate of incorporation, as amended, authorizes the issuance of up to 90,000,000 shares of common stock, par value $0.001 per share.

Common Stock Outstanding. As of December 19, 2012 there were 32,278,133 shares of our common stock issued and outstanding. All shares of our common stock currently outstanding are fully paid and non-assessable.

Voting Rights. Each share of our common stock entitles its holder of record to one vote on all matters to be voted on by the stockholders. All matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by the holders of our common stock present in person or represented by proxy, voting as a single class. Except as otherwise provided by law or in our certificate of incorporation, as amended, and subject to voting rights granted to holders of outstanding preferred stock and the power of our board of directors to amend our bylaws, amendments to our certificate of incorporation, as amended, and our bylaws must be approved by a majority of the votes entitled to be cast by the holders of our common stock, voting as a single class. Holders of our common stock are not entitled to cumulate their votes in the election of directors. Each of our directors will be elected annually by our stockholders voting as a single class.

Dividend Rights. Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available at the time if, as and when declared by our board of directors.

Preemptive Rights. Holders of our common stock are not entitled to preemptive rights and our common stock is not subject to redemption or conversion. There are no redemption or sinking fund provisions applicable to our common stock.

Rights upon Liquidation. Upon the liquidation, dissolution or winding-up of the Company, the holders of our common stock are entitled to share pro-rata in all assets remaining after payment of all our debts and other liabilities and the liquidation preferences of any outstanding preferred stock.

Listing. Our common shares are listed on the NYSE MKT under the symbol “GRH”.

Preferred Stock

Our certificate of incorporation, as amended, authorizes 10,000,000 shares of preferred stock, par value $0.001 per share. Pursuant to our certificate of incorporation, as amended our board of directors has the authority, without further action by our stockholders (unless such action is required, the certificate of designations for our existing preferred stock, by applicable law or listing rules of an applicable securities exchange or quotation system), to designate and issue our preferred stock in one or more series and to establish the designations, powers, preferences and relative participating, optional or other rights of such series, which may be greater than the rights of our common stock.

Preferred Stock Outstanding. We currently have three series of preferred stock: the 2007 Series A 8% Convertible Preferred Stock, which we refer to as the Series A Preferred Stock, the 2008 Series B Convertible Preferred Stock, which we refer to as the Series B Preferred Stock, and the Series C Preferred Stock. As of December 19, 2012, there were no shares of Series A Preferred Stock or Series B Preferred Stock outstanding, and 1,518,144 shares of Series C Preferred Stock issued and outstanding. As discussed above, our board of directors generally has to designate and issue our preferred stock in one or more further series. The rights of the Series A Preferred Stock and Series B Preferred Stock are substantially identical, except as described below.

Series A and Series B Preferred Stock

Dividend Rights. Once declared, a cumulative dividend is payable on the Series A Preferred Stock at the annual rate of 8.0% of the $1,000 stated value, or $80.00 per share. Such dividends are payable, at our option in cash or shares of common stock. Dividends payable in shares of common stock will be paid by calculating the cash dividend that is due on the dividend payment date, dividing such amount by the 10-day average price per share of common stock, and multiplying this amount by 115%. Dividends are paid quarterly in arrears, if and when declared by our Board of Directors, on March 31, June 30, September 30 and December 31 in each year or if such date is not a business day, then on the business day immediately following such dividend payment date. In the event that dividends on the Series A Preferred Stock have not been paid in full for two consecutive quarters the stated value of the preferred stock shall increase by the amount of dividends that would have been required to be paid if such dividends had been declared and the dividend rate on the Series A Preferred Stock shall increase to 10.0% per annum for only such added stated value. There is no fixed dividend payable on Series B Preferred Stock.

Conversion Rights. Shares of Series A Preferred Stock are convertible at any time, at the option of the holder, into shares of common stock at a conversion price of $5.00 per common share, subject to certain anti-dilution protections. In accordance with these anti-dilution protections, the conversion price of our preferred stock will be subject to an adjustment to reduce dilution in the event that we effect a stock split, a recapitalization, or similar event. Shares of Series B Preferred Stock are convertible at any time, at the option of the holder, into shares of common stock at a conversion price of $7.50 per common share, subject to the same anti-dilution protections. We retain the option to convert both series of preferred stock at the conversion price then in effect, in whole or in part, at any time each of the following conditions are satisfied: (1) the last closing trade price per share of the common stock is greater than or equal to $20.00 for 31 consecutive trading days (as adjusted for splits, recapitalizations, and the like), and (2) the average daily trading volume for shares of our common stock over the same 31-trading day period equals or exceeds 65,000 shares.

Voting Rights. The Series A Preferred Stock and Series B Preferred Stock will vote together with the shares of common stock as a single class at any annual or special meeting of stockholders, and each holder of preferred stock is entitled to that number of votes equal to the number of shares of common stock into which the shares of preferred stock held by such holder on the record date fixed for such meeting are convertible. In addition, the affirmative vote of holders of at least a majority of the outstanding shares of Series A Preferred Stock or Series B Preferred Stock, as applicable, and all other shares of preferred stock similarly affected and entitled to vote, voting as a single class shall be required in order to: (i) amend, repeal or change the provisions of our certificate of incorporation, as amended, in any way which would materially and adversely affect the rights or preferences of the Series A Preferred Stock or Series B Preferred Stock, or (ii) authorize, create or issue, or increase the authorized or issued amount of, any class or series of stock that has rights senior to or on parity with the Series A Preferred Stock or Series B Preferred Stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up.

Redemption Rights. At our sole option, on or after the fifth anniversary of each series’ issuance date, we may redeem the Series A Preferred Stock or Series B Preferred Stock by paying in cash the original purchase price for the redeemed shares plus any accrued and unpaid dividends thereon. Upon the liquidation, dissolution or winding-up of the Company, the holders of our preferred stock are entitled to an amount equal to the original purchase price plus any accrued but unpaid dividends. After the payment of this liquidation amount, the remaining assets of the Company will be distributed to the holders of common stock.

Series C Preferred Stock

The rights of the Series C Preferred Stock are as described in “Description of Series C Preferred Stock” on page A-34.

Other Series of Preferred Stock

Pursuant to our certificate of incorporation, as amended, our board of directors has the authority without further action by our stockholders to issue one or more additional series of preferred stock. Our board of directors has the authority to fix the number of shares of any series of preferred stock and to determine the designation of any such series. Our board of directors is also authorized to determine and alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of preferred stock. In addition, within the limitations or restrictions stated in any resolution or resolutions of our board of directors originally fixing the number of shares constituting any series, our board of directors has the authority to increase or decrease, but not below the number of shares of such series then outstanding, the number of shares of any series subsequent to the issue of shares of that series. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control without further action by our stockholders and may adversely affect the market price of, and the voting and other rights of the holders of, our common stock. These effects might include, among other things, restricting dividends on our common stock, diluting the voting power of our common stock or impairing the liquidation rights of our common stock.

The prospectus supplement with respect to any issuance of preferred stock will specify:

•	the maximum number of shares;

•	the designation of the shares;

•	the annual dividend rate, if any, whether the dividend rate is fixed or variable, the date dividends will accrue, the dividend payment dates, and whether dividends will be cumulative;

•

the price and the terms and conditions for redemption, if any, including redemption at our option or at the option of the holders, including the time period for redemption, and any accumulated dividends or premiums;

•	the liquidation preference, if any, and any accumulated dividends upon liquidation, dissolution or winding up of our affairs;

•	any sinking fund or similar provision, and, if so, the terms and provisions relating to the purpose and operation of the fund;

•

the terms and conditions, if any, for conversion or exchange of the shares of preferred stock into or for shares of any other class or classes of our capital stock or any series of any other class or classes, or of any other series of the same class, or any other securities, including debt securities, or assets, including the price or the rate of conversion or exchange and the method, if any, of adjustment;

•	if applicable, a discussion of material U.S. federal income tax considerations;

•	any voting rights; and

•	any or all other preferences and relative, participating, optional or other special rights, privileges or qualifications, limitations or restrictions.

Any shares of preferred stock offered pursuant to this prospectus and the applicable prospectus supplement will, upon issuance, be fully paid and non-assessable.

Delaware Anti-Takeover Law and Certain Provisions of Our Certificate of Incorporation and Bylaws

Certain provisions of Delaware law and our certificate of incorporation, as amended, and our bylaws could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise and to remove our incumbent directors and officers. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation from engaging in any business combination with any stockholder who owns 15% or more of our outstanding voting stock (as well as affiliates and associates of such stockholders) for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	the transaction is approved by the board before the date the interested stockholder acquired the stock;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by various employee benefit plans or persons who are directors and also officers; or

•

on or after the date the stockholder acquired the stock, the business combination is approved by the board and authorized at a meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

A Delaware corporation may opt out of this provision either with an express provision in its original certificate of incorporation or in an amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out, and do not currently intend to opt out, of this provision. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire the Company.

Certificate of Incorporation and Bylaws

In addition, some provisions of our certificate of incorporation, as amended, and bylaws may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might deem to be in the stockholders’ best interests. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of our common stock.

Authorized but Unissued Shares. The authorized but unissued shares of our common stock and preferred stock are available for future issuance without stockholder approval, unless such approval is required by applicable law or listing rules of an applicable securities exchange or quotation system. These additional shares may be used for a variety of corporate purposes, such as for additional public offerings, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise.

Amendment to Bylaws. Our board of directors is authorized to make, alter or repeal our bylaws without further stockholder approval.

Advance Notice of Director Nominations and Matters to be Acted upon at Meetings. Our bylaws contain advance notice requirements for nominations for directors to our board of directors and for proposing matters that can be acted upon by stockholders at stockholder meetings.

Call of Special Meetings of Stockholders. Our bylaws provide that special meetings of stockholders may be called only by our chairman, by a majority of our board of directors, by our chief executive officer, by our president or by one or more stockholders holding shares in the aggregate entitled to cast not less than 10% of the votes at that meeting.

Limitation on Liability and Indemnification Matters

Our certificate of incorporation, as amended, limits, to the fullest extent permitted by Delaware law, the personal liability of directors for monetary damages for breach of their fiduciary duties as a director. The effect of this provision is to eliminate our rights and those of our stockholders, through stockholders’ derivative suits on behalf of the Company, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. Exculpation does not apply if the director acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify a director, officer, employee or agent made a party to an action by reason of the fact that he or she was a director, officer, employee or agent of the corporation or was serving at the request of the corporation against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action, had no reasonable cause to believe his or her conduct was unlawful. Our bylaws provide that we will indemnify our directors and may, to the extent authorized by our board of directors, indemnify our officers, employees and agents, to the fullest extent permitted by Delaware law.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

There is no currently pending material litigation or proceeding involving any of our directors or officers for which indemnification is sought.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock, Series A Preferred Stock, and Series B Preferred Stock and Series C Preferred Stock is Securities Transfer Corporation.

LEGAL MATTERS

The validity of the securities being offered by this prospectus is being passed upon for us by Fulbright & Jaworski L.L.P., Dallas Texas. K&L Gates LLP, Irvine, California, is acting as counsel for the sales agent in connection with certain matters related to the securities offered hereby.

EXPERTS

The financial statements of GreenHunter Energy, Inc. incorporated by reference into this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2011, and the financial statements of Hunter Disposal, LLC incorporated by reference into this prospectus by reference from our Current Report on Form 8-K/A filed on April 27, 2012, have been audited by Hein & Associates LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated by reference herein and have been so incorporated in reliance upon the reports given upon their authority as experts in accounting and auditing.

$12,200,000

10% SERIES C CUMULATIVE PREFERRED STOCK

COMMON STOCK

GREENHUNTER ENERGY, INC.

PROSPECTUS

December 20, 2012

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information contained or incorporated by reference in this prospectus is accurate as of any date other than the date of this prospectus. We are not making an offer of these securities in any state where the offer is not permitted.

Until January 14, 2012, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.